Filed Pursuant to Rule 424(b)(3)
File Number 333-131733

PROSPECTUS SUPPLEMENT NO. 2
To Prospectus contained on Form S-1/A filed on July 19, 2006 declared effective on July 21, 2006

(Registration No. 333-1331733)

uBid.com Holdings, Inc.
(formerly known as Cape Coastal Trading Corporation)

24,113,447 Shares of Common Stock

This Prospectus Supplement No. 2 supplements our Prospectus contained on Form S-1/A filed on July 19, 2006 and declared effective July 21, 2006 and supplemented by that Supplement No. 1 dated November 17, 2006 (the “Prospectus”).

You should read this Prospectus Supplement No. 2 together with the Prospectus and this Supplement No. 2 is qualified by reference to the Prospectus, except to the extent that the information herein supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 2 is April 2, 2007.

Recent Developments

On March 30, 2007, uBid.com Holdings, Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission the attached Annual Report for the fiscal year ended December 31, 2006 on Form 10-K.

On March 26, 2007, Robert H. Tomlinson, Jr., the Company’s Chief Executive Officer, informed the Board of Directors of the Company that he will not be renewing his employment agreement with the Company that terminates on December 29, 2007. Mr. Tomlinson’s employment agreement automatically renews on an annual basis starting on December 29, 2007 unless Mr. Tomlinson or the Company provides written notice to the other no later than 50 days prior to December 29, 2007 of such party’s intent not to renew the contract.

On March 7, 2007, the Board of Directors of the Company accepted the resignations of Stuart Romenesko and Paul Traub as directors of the Company. Immediately after accepting these resignations, the remaining members of the Board of Directors elected Mary Jeffries, President & COO of Petters Group Worldwide, LLC and David Baer, Chief Legal Officer of Petters Group Worldwide to fill the vacant seats created by the resignations of Mr. Romenesko and Mr. Traub. Ms. Jeffries and Mr. Baer are employees of Petters Group Worldwide and their election was at the request of Thomas J. Petters, a shareholder of the Company and the sole member of the Petters Group Worldwide. In connection with their election to the Board, each Ms. Jeffries and Mr. Baer personally received a ten-year option to purchase 50,000 shares of the Company’s Common Stock at $1.48 per share.

On February 13, 2007, the Company increased its Board from four to five members and elected Steven Sjoblad as an additional director and elected him to serve as Chairman of the Board. In connection with his election to the Board and as its Chairman, Mr. Sjoblad received a ten-year option to purchase 150,000 shares of the Company’s Common Stock at $1.50 per share.

On December 1, 2006, the Company increased its Board from three to four members and elected Kenneth J. Roering as an additional director. In connection with his election to the Board, Dr. Roering received a ten-year option to purchase 50,000 shares of the Company’s Common Stock at $2.90 per share.

_____________________

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus.

_____________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM 10-K

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file Number: 000-50995
________________

uBid.com Holdings, Inc.
(formerly known as Cape Coastal Trading Corporation)
(Exact name of registrant as specified in its charter)

Delaware	52-2372260
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

8725 W Higgins, Suite 900, Chicago, Illinois 60631
(Address of principal executive offices and zip code)

Registrant’s telephone number including area code:
(773) 272-5000

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant’s voting stock held by non-affiliates of the registrant (based upon the per share closing sale price of $6.47 at June 30, 2006 ) was approximately $41.3 million.

The number of shares outstanding of the registrant’s Common Stock, par value $0.001, as of, March 15, 2007, was 20,333,333.

DOCUMENTS INCORPORATED BY REFERENCE

None

PART I

Page

Item 1. Business	1-13
Item 1A. Risk Factors	14-28
Item 1B. Unresolved Staff comments - Not Applicable
Item 2. Properties	29
Item 3. Legal Proceedings	29
Item 4. Submission of Matters to a Vote of Security Holders	29

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	30
Item 6. Selected Financial Data	31-33
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations	33-44
Item 8. Financial Statements and Supplementary Data	45-67
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	68
Item 9A. Controls and Procedures	68
Item 9B. Other Information	68

PART III

Item 10. Directors and Executive Officers of the Registrant	68-71
Item 11. Executive Compensation	72-79
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	80-82
Item 13. Certain Relationships and Related Transactions and Director Independence	82
Item 14. Principal Accountant Fees and Services	84

PART IV

Item 15. Exhibits and Financial Statement Schedules	85

FORM 10-K ANNUAL REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expects,” “anticipates,” “intends,” “believes,” “estimates” or similar language. All forward-looking statements included in this document are based on information available to uBid on the date hereof. uBid cautions investors that its business and financial performance and the matters described in these forward-looking statements are subject to substantial risks and uncertainties. For further information regarding these risks and uncertainties, please refer to publicly available documents that uBid has filed with the Securities and Exchange Commission. Because of these risks and uncertainties, some of which may not be currently ascertainable and many of which are beyond uBid’s control, actual results could differ materially from those projected in the forward-looking statements. Deviations between actual future events and the uBid’s estimates and assumptions could lead to results that are materially different from those expressed in or implied by the forward looking statements. We do not intend to update these forward looking statements to reflect actual future events.

Item 1. Business

Overview of Business

uBid.com Holdings, Inc. is a holding company for uBid, Inc., and Dibu Trading Corp. our operating businesses. For purposes of this Annual Report, unless otherwise indicated or the context otherwise requires, all references herein to “uBid,” “we,” “us,” and “our” refer to uBid.com Holdings, Inc. and our subsidiaries.

uBid, Inc. commenced operations in 1997 primarily selling computer and consumer electronics on our online auction style marketplace as a wholly-owned subsidiary of PC Mall. In December 1998, uBid completed an initial public offering. In April 2000, CMGI, Inc. acquired ownership of uBid in a stock-for-stock merger transaction valued at approximately $407 million. Upon closing, uBid became a wholly-owned subsidiary of CMGI.

On April 2, 2003, CMGI sold substantially all of the assets and non-related party liabilities of uBid to Takumi Interactive, Inc., an investment vehicle of Petters Group Worldwide, LLC (“Petters Group”) formed on March 7, 2003, which changed its name to uBid, Inc. immediately after the acquisition. As a result of the transaction, uBid became a separate stand-alone business owned substantially by the Petters Group. In consideration of the asset sale, Takumi paid CMGI (1) $1,612,500 in cash at closing, (2) a promissory note in the aggregate principal amount of $2,000,000, bearing interest at the prime rate plus 1.5%, payable in two equal installments on the first and second anniversaries of the closing, and (3) a warrant to purchase non-voting common stock of uBid constituting 5% of the outstanding common stock of uBid on the consummation of the business sale.

On December 29, 2005, uBid entered into a Merger Agreement and Plan of Reorganization with Cape Coastal Trading Corporation (the previous public reporting entity), and uBid Acquisition Co., Inc., a wholly-owned subsidiary of Cape Coastal. Under the Merger Agreement, uBid Acquisition Co. merged with and into uBid, with uBid remaining as the surviving corporation and our wholly-owned subsidiary. On the Closing Date, the holders of uBid’s issued and outstanding capital stock before the merger surrendered their shares of uBid’s capital stock and received 8,800,000 shares of our common stock, with up to 444,444 of such shares of common stock subject to redemption at a  redemption price of $4.50. The holders of Cape Coastal’s issued and outstanding common stock before the merger retained 599,331 shares of common stock. Before the merger, Cape Coastal Trading Corporation was a shell company.

Also on December 29, 2005, we completed the first part of a private offering to accredited investors. We sold 10,000,003 shares of our common stock and warrants to purchase 2,500,003 shares of our common stock (the “Units”), for aggregate consideration of $45 million. The warrants issued to the investors are exercisable for five years at an exercise price of $5.85. Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10.5 million of debt held by the Petters Group and $5.0 million of debt held by certain other lenders. Rather than accepting cash consideration for the common stock and warrants acquired by these investors, we agreed to issue common stock and warrants for consideration of the note holders’ cancellation of the existing notes. Of the 3,444,444 Units issued in exchange for debt, 2,222,224 Units were issued to Petters Group with such common shares that were subject to redemption at a redemption price of $4.50. For debt exchanged with Units that did not have redeemable common shares, the value of the securities issued in exchange for the debt equaled the face value of the debt exchanged, and accordingly, we did not recognize or record a gain or loss. Due to the higher value of the redeemable common shares issued to Petters Group, we realized a loss of approximately $1.2 million upon the exchange of such debt. However, as the Petters Group is considered a significant related party to us, the exchange was treated for accounting purposes as a capital transaction and the resulting loss was reflected as a dividend to shareholders rather than as a direct reduction of net earnings. Therefore, the consideration we received on December 29, 2005 consisted of approximately $29.5 million in cash and $15.5 million in cancelled debt. In addition, on the Closing Date, we issued warrants to purchase 333,333 shares of our common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $600,000, was recorded as interest expense. We also issued warrants to purchase 230,000 shares of our common stock to our placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $522,000, was recorded as a cost of the equity issuance.

On February 3, 2006, we completed the second part of a private offering to accredited investors. In this offering, we sold 3,000,000 shares of our common stock and warrants to purchase 750,002 shares of our common stock. On February 6, 2006, we redeemed a total of 2,666,668 shares of common stock issued earlier subject to redemption to former uBid stockholders and certain participants in the first part of the offering, at a redemption price of $4.50 per share.  We also issued 600,667 shares of common stock to our financial advisor, Calico Capital Group.  Finally, we issued additional warrants to purchase 90,000 shares of our common stock to our placement agents, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $162,000, was recorded as additional costs of the equity issuance.

On July 26, 2006, Dibu Trading Corporation (“Dibu”) was formed. Dibu is our business to business trading arm which deals primarily with retailers and other distributors. Dibu also owns the intangible assets acquired during 2006.

Corporate Information

Cape Coastal Trading Corporation (now known as uBid.com Holdings, Inc.) was incorporated under the laws of the State of New York in 2002 and reincorporated under the laws of the State of Delaware in December, 2005. On February 10, 2006, we amended our Certificate of Incorporation to change our name from Cape Coastal Trading Corporation to “uBid.com Holdings, Inc.” to reflect that since the merger with uBid, Inc., our business operations are those of uBid. Our principal executive offices are located at 8725 W Higgins, Suite 900, Chicago, Illinois 60631. The telephone number at our principal executive offices is (773) 272-5000. Our website address is www.ubid.com.

Our History

Over the past eight years, our business strategy has evolved significantly. We began operations as an e-tailer directly procuring merchandise consisting primarily of refurbished and overstock computer and consumer electronics inventory for sale in our auction style format online marketplace. Initially, we operated as the sole seller in the marketplace and were solely responsible for all warehousing and order processing and, therefore, incurred all costs and risks associated with product procurement.

Today, our business model includes our direct product procurement business channel, uBid Direct, and our more recently implemented business channel, the uBid Certified Merchant, which provides merchants the ability to sell merchandise in the uBid online marketplace.

Industry Overview

Growth of the Internet and E-Commerce

According to Forrester Research, in 2005, United States e-commerce sales approximated $175.3 billion and are expected to grow to approximately $271 billion by 2008, representing a compound annual growth rate of approximately 23%. In addition, according to the U.S. Census Bureau, over the last five years, United States e-commerce sales have tripled as a percentage of total retail sales, growing from 0.8% of total retail sales in the first quarter of 2000 to over 2.3% per quarter.

Although just 10% of U.S. households shopped online in 1998, Forrester Research predicts that 40% will do so by 2009. Between 2007 and 2009, an average of two million new households will shop online for the first time each year, bringing significant new potential spending power online.

Several factors have and will continue to contribute to this growth including:

▪	increases in broadband penetration and Internet usage;

▪	increases in consumer trust in online shopping;

▪	growth in awareness of the convenience of online shopping;

▪	increases in the selection of products available online to consumers; and

▪	improvements in online payment technology.

The Online Auction Market Opportunity

Forrester Research predicts online auction sales will grow from approximately $13 billion in 2002 to approximately $54 billion in 2007, a 33% compound annual growth rate. Three primary factors are expected to drive this growth:

▪
Acceptance by mainstream shoppers making purchases online. It is expected that mainstream consumers will drive the majority of future growth in the segment, as the increased use of simpler formats, such as fixed price format sales, will encourage mainstream shoppers to purchase new and used goods from smaller sellers through auction formats.

▪
Growth in new categories. To date, consumer electronics, books and CDs have comprised the majority of online sales. However, several new categories including footwear, designer apparel and accessories and collectors’ items have begun to demonstrate strong growth.

▪	Growth in retailer participation. Retailers have begun considering moving marketing dollars and merchandise offerings to performance-based marketplaces.

Growth Opportunity in the Surplus Inventory Business

According to AMR Research, the online consumer surplus sector has remained significantly under-penetrated to date, accounting for aggregate sales of less than $2 billion, or 3%, of the $60 billion U.S. excess consumer goods market. Historically, manufacturers and merchants have sold excess goods through various traditional liquidation channels such as factory outlets, catalogs, resellers and mass merchants. Traditional liquidation channels are inefficient for various reasons including the following:

▪	traditional liquidation channels are fragmented and multi-layered greatly increasing distribution and logistics costs;

▪	lack of a reliable, interactive mechanism for setting prices;

▪	high costs of developing and maintaining a physical infrastructure;

▪	inability to cost effectively reach a broad consumer audience; and

▪	limited selection for buyers.

Online auction marketplaces address these inefficiencies by leveraging the connectivity of the Internet to enable manufacturers and merchants to offer an unlimited amount of merchandise to a unified global buyer base, while significantly reducing the costs associated with distribution, logistics and data collection.

In addition, by offering a separate distribution channel for excess merchandise sales, manufacturers and merchants are able to sell excess inventory independently of their full priced products, thereby avoiding customer confusion and the loss of sales on full priced products. As a result, merchants and manufacturers can maximize revenue and profit.

Growth in Technology / Consumer Electronics

Technology and consumer electronics products have typically represented a significant portion of online sales due to the homogeneity between specific product models and the ability to easily describe product specifications and features in writing. The market for technology and consumer electronics goods is expanding rapidly due to product and technology innovations as well as the growth of multimedia content including music, photos, movies and home video, in digital formats. Consumers are increasing their purchase volume of a variety of digital consumer electronics products, including portable digital music players, digital still cameras and digital video camcorders. Consumers are also increasingly focused on sharing multimedia content between devices, resulting in increases in purchase volume of products such as PCs with media functionality, notebook computers, digital televisions, personal video recorders and home networking devices.

Challenges Faced by Online Retailers

Although the online retail channel provides significant benefits over traditional retail channels, online retailers also face a number of challenges, including:

▪
Establishing Brand Recognition, Attracting New Customers and Building Customer Loyalty. It is important for Internet retailers to establish a recognized and trusted brand-name online because consumers are generally wary of purchasing products from unfamiliar retailers. Generating positive brand recognition is critical to acquiring new customers. Online retailers may also experience difficulty retaining their customers because of the relative ease of switching to different websites and purchasing products from other online retailers.

▪
Providing a Broad and Available Product Selection. In order to appeal to consumers, online retailers must provide a large selection of products readily available for delivery. However, it is difficult to keep such a broad selection of products ready for delivery without incurring considerable inventory and warehouse costs.

▪
Competing with Low Prices. Significant price competition exists between online retailers because consumers are able to quickly compare prices on the Internet. Online retailers must be able to provide a high value proposition in order to attract and retain customers.

▪
Achieving Sufficient Scale. Online retailers must achieve sufficient scale to compete successfully with other major online and offline retailers. Significant investments are required to build the infrastructure and implement the marketing and sales campaigns necessary to drive consumer website traffic and convert website visitors into customers. Therefore, online retailers must have access to adequate capital and generate sufficient revenues to achieve the necessary scale required to reach profitability.

▪
Developing Technology Infrastructure. Online retailers must develop and implement flexible and scalable technology systems to appropriately accommodate large product catalogs with significant data storage needs, high volume transaction processing, order fulfillment workflow and high quality customer support and management.

The uBid Solution

Our online marketplace provides merchants with an efficient and economical sales channel for maximizing revenue on their excess merchandise, while providing consumers with a convenient method for obtaining these products at substantial savings. Our online marketplace offers:

▪
Extensive Security and Fraud Protection. uBid’s online marketplace provides a trustworthy and secure buying environment in which we minimize fraudulent activity and questionable product quality frequently associated with purchase transactions from unestablished businesses, individual consumers and other non-commercial parties. All merchants offering goods in our online marketplace are required to successfully complete our merchant certification process, which includes verification of the merchant’s trade and bank references and other information which establishes that the merchant is in good business standing. As a result of this certification, fraudulent transactions in our marketplace are minimized. In addition, we require all buyers to provide a valid credit card before placing their initial bid, resulting in reductions to the occurrence of fraudulent bidding.

▪
Strong Brand and Loyal Customer Base. We have strengthened our “trust” positioning over the past year through advertising, marketing and promotional campaigns and consistent delivery of quality products at low prices. We have amassed over five million member registrations since our inception in 1997.

▪
Broad and Deep Product Selection. We offer over 200,000 high quality, brand-name new, close-out, overstock and refurbished merchandise in over 200 categories including computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectible products each day.

▪
Compelling Value to Consumers and Merchants. We attract new consumers and retain existing consumers by offering low prices on high quality, brand-name products in a marketplace supported by both auction style and fixed price formats. We provide additional value to our consumers by providing timely and accurate order processing, direct fulfillment where applicable and in-house customer support. Sellers are attracted to uBid because of the large and growing number of potential buyers. The frequency of product offerings and the ability to continuously add new items allow merchants to liquidate inventory quickly to minimize the risk of price erosion. In addition, our auction style and fixed price formats allow suppliers and sellers the opportunity to optimize sales value while simultaneously liquidating excess merchandise directly to a nationwide audience, without conflicting with their primary distribution channels.

Business Channels

We currently provide suppliers and merchants the opportunity to offer and sell their products in the marketplace through two distinct business channels:

uBid Direct:

The uBid Direct business channel provides us with management control over all aspects of product acquisition, sale and distribution process. Through uBid Direct, we directly source, purchase, warehouse and market surplus inventory from suppliers and merchants in our established network of approximately 3,700 companies. uBid Direct allows suppliers and merchants to achieve immediate cost recovery on their excess, overstock and close-out merchandise. We direct the offer and sale of uBid Direct inventory on our online marketplace through our auction style or fixed price formats. Finally, we manage all order processing, order fulfillment and customer support needs related to uBid Direct inventory. uBid typically earns the margin difference between our purchase and selling price on the auction style and fixed price completed transactions. uBid Direct net sales for the years ended December 31, 2006 , 2005 and 2004 were $61.9 million, $81.2 million and $85.2 million respectively. uBid Direct represented 92.9%, 95.9% and 97.9% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

uBid Certified Merchant Program:

The uBid Certified Merchant Program (“UCM Program”) provides merchants with greater management control over certain aspects of the sale process related to their products, while maintaining the opportunity to sell their products to our consumers on our online marketplace through our auction style or fixed price formats. Merchants participating in the UCM Program manage all warehousing of and order fulfillment for their UCM Program inventory. However, uBid manages all order processing and first response customer service needs related to UCM Program transactions. In furtherance of our commitment to minimize fraudulent activity and to provide a trustworthy and credible online marketplace, we require all merchants, before participating in the UCM Program, to satisfactorily complete our merchant certification process which verifies each participating merchant’s business status and trade references. uBid charges the merchants a commission fee for all completed auction style and fixed price format transactions.

This business channel, launched in July 2003, enables certified merchants to sell their products, while maintaining control over warehousing and fulfillment. It also provides uBid with the ability to reduce costs and risk associated with product procurement while increasing supply and maintaining our trust positioning. UCM net sales for the years ended December 31, 2006, 2005 and 2004 were $4.7 million, $3.4 million and $1.8 million respectively. We earn a commission on all items sold and this channel generated approximately 7.1%, 4.1% and 2.1% of net revenue (representing only our earned commissions) in 2006, 2005 and 2004.

Primary Growth Strategy Objectives

Our objective is to achieve accelerated growth and expansion. To realize this objective we have designed the following growth strategy initiatives:

▪
Increased Consumer and Merchant Base. We intend to continue expanding our consumer user base through focused online marketing tactics. These efforts include paid search listings, comparison shopping, directory listings, affiliate banner ad programs and e-mail marketing. We continue to further optimize our website to increase our free listings within popular search engines (e.g., Google and Yahoo). In addition, we have begun identifying key opportunity segments of our database for targeted activation programs. These efforts have resulted in an increase in traffic to our website, which reached 2.4 million visitors in December 2006, an increase of 47.9% as compared to January 2005.

▪
Product Category Expansion . We plan to continue to add product categories to offer consumers a more comprehensive collection of merchandise. We have been successful in increasing product categories including collectibles and antiques, music, movies, games and apparel while expanding the depth of merchandise offered in all categories, particularly jewelry and gifts, home and garden, sports and hobbies.

▪
uBid Certified Merchant Program Expansion. We believe this program will significantly drive future growth. We anticipate capturing a large number of additional merchants by identifying and targeting the growing population of competitors’ disenfranchised merchants. We believe the UCM Program provides an attractive alternative by offering a simpler merchant fee structure, volume discounts and enhanced merchant services (such as dispute and collection assistance and relevant consumer statistics).

▪	Acquisitions. We are actively reviewing synergistic acquisition opportunities which are expected to provide inorganic expansion into additional channels.

The uBid Online Marketplace

We have designed an easy-to-use online marketplace ( www.ubid.com ) to provide a friendly and positive shopping experience through interactive auction style and fixed price formats. Consumers may enter the marketplace directly by typing “www.ubid.com” or through a link from various online marketing promotions to the uBid home page, a product category page, sub-category page or individual product listing. From the home page, an individual may choose a specific item from one showcased that day, proceed to a specific category (such as computers or electronics) or respond to a specific promotion.

Each item offered in the marketplace has a unique product page that includes a concise product description, full-color image and detailed technical specifications. In addition, each product page provides a table indicating the quantity available, bid range, minimum incremental bid, current winning bidders, winning bid amounts and the remaining time left to bid.

Before bidding on any product offered in the marketplace, each consumer is required to register by completing a simple online registration form and providing a valid credit card number. uBid verifies all information included on the registration form and verifies the consumer’s credit card. Pre-registration of all consumers reduces the number of “non-payment” bidders and contributes to our ability to minimize fraud in the marketplace. After the consumer successfully completes pre-screening, the consumer creates a unique login name and password after which the pre-screened consumer is allowed to bid on products in the marketplace.

Pre-screened consumers participate in the marketplace by reviewing products and setting bid prices. After setting a bid price on an item, the consumer’s login name and bid price are placed on the bidder list provided on that item’s product page. Bidding continues until expiration of the pre-established open bid time for that item. During the open bidding period, consumers may elect to be notified by e-mail when they are outbid or may use the “Bid Butler” to automatically increase their bid up to a predetermined maximum dollar amount.

Sample Registration Page

On the day that the open bidding period ends, winning bidders are determined and notified by e-mail. The highest bidders of an item become the “winners.”   Winning bidders may pay different prices, however, in the event of equal winning bid prices, bids on larger quantities and earlier bid times prevail. The winning customer’s credit card is then screened for fraud and credit availability, the purchase is processed, shipped and the customer’s credit card is charged.

Products and Merchandising

For the year ended December 31, 2006, our product mix based on units sold consisted of approximately 34% new merchandise and 66% refurbished products. This mix fluctuates from quarter to quarter depending on the type of products posted in our marketplace.

Most merchandise sold is covered by manufacturer, distributor or refurbisher warranties. Additionally, in most cases, in those states where third party warranties are permitted by law, extended warranties on merchandise are available for purchase. Merchandise from the following categories is offered in our marketplace:

▪
Computer Products: Including items such as desktops, portable computers, computer accessories, disk drives, modems, monitors/video equipment, components, printers, scanners, digital cameras, software and home office products.

▪	Consumer Electronics: Including items such as home theater equipment, home audio equipment, speakers, televisions, camcorders, VCRs, DVD players, portable audio players and automobile audio equipment.

▪	Apparel and Accessories: Including items such as men’s, women’s and children’s casual, fitness, and dress clothing, shoes and accessories.

▪	Jewelry and Gifts: Including items such as rings, earrings, watches, bracelets and loose stones.

▪	Home: Including items such as appliances, vacuum cleaners, furniture, tools, luggage, appliances, furnishings, art and lawn and garden.

▪	Sporting Goods and Memorabilia: Including items such as sports memorabilia and equipment for golf, tennis, health and fitness, outdoor sports, bicycles, water sports and team sports.

▪	Books, Music and Videos: Including items such as books, movies, video games, DVDs and CDs.

▪	Collectibles: Including items such as dolls, stamps, coins, pottery, glass and figurines.

Fulfillment and Logistics

We use a third party logistics warehouse and distribution system. This flexible system enables us to control warehouse costs and more closely manage the distribution of our directly procured merchandise because we only pay for the warehousing used on a per transaction basis. Direct product fulfillment and its related costs shrink or expand to fit the needs of the business. As a result, we do not incur significant overhead costs of owning and operating a warehouse.

Sales and Marketing

Our marketing strategy is aligned with our overall business goals to drive revenue and margin growth by increasing our consumer and merchant bases.

Our marketing strategy is focused primarily on four areas: (1) increasing consumer awareness of uBid as The marketplace you can trust™; (2) expanding and optimizing customer acquisition efforts; (3) implementing a scalable, cost-effective customer retention program; and (4) increasing the availability of qualified merchant leads for the UCM Program.

▪
Increasing consumer awareness of uBid’s “trust” position. uBid has created a unique position in the marketplace focused on earning consumer trust. This position of “trust” is supported by our focus on business-to-consumer selling (versus consumer-to-consumer selling), our efforts to minimize fraudulent sellers by requiring all merchants participating in the UCM Program to complete a merchant certification process, significant investments in our customer support services, internal product warehousing and payment transaction processing and endorsements from various recognized third party security and privacy programs. We believe this “trust” positioning will continue to set us apart from our competitors and provide a meaningful difference in attracting and maintaining customers.

▪
Expanding and optimizing customer acquisition efforts. Our marketing expenditures are primarily spent on attracting traffic to our website. Potential new customers are sourced through a range of online efforts including affiliate programs, paid search listings, shopping comparison programs, online partnerships and e-mail marketing. In addition, we are also evaluating new marketing channels such as offline direct response television and radio, in-store media, event marketing and single partnerships with key online media companies to broaden our customer demographics and drive larger incremental gains in customer acquisition.

▪
Implementing a scalable, cost-effective customer retention program. It is critical to have a program that effectively manages new customer relationships from acquisition to activation (1 time bidding/buying) to repeat purchase. We have recently begun investing in the implementation of our customer retention management. Our efforts to date have been focused on developing programs aimed at improving bidding/buying behavior among key customer segments: 1) recent bidders, 2) lapsed and long lapsed bidders, 3) inactive members (i.e., never bid), 4) registered members without a credit card on file, and 5) members without an opt-in e-mail address. In addition, we are working on a long term customer retention management strategy, which is expected to include development of a marketing data warehouse.

▪
Increasing the availability of qualified merchants for the UCM Program. The recruiting of merchants to the UCM Program has become a primary growth focus. We are marketing to prospective merchants principally through online media, including e-mail marketing and online trade media (e.g., auction industry newsletters), as well as offline through public relations and trade show events. We are also building our own merchant prospect list from several sources for use in direct solicitations via e-mail and direct mail. These efforts have resulted in a significant increase in the volume of qualified prospect applications for processing.

Customer Support and Service

Our ability to establish and maintain long term relationships with our customers and encourage repeat visits and purchases is dependent, in part, on the strength of our customer support and service operations. We have established multiple channels for communicating with our customers before and after the sale, including phone, e-mail and online support.

Customer Care Center

We currently employ a staff of in-house customer support personnel responsible for handling customer inquiries, tracking shipments, investigating and resolving problems with merchandise. Our Customer Care Center has a 165 seat capacity and is located in Danville, Illinois. Currently, we utilize less than 20% of the center’s capacity. Customer Care representatives are available for support from 8 a.m. - 6 p.m. CST Monday through Friday. In addition, our customer service representatives are trained to cross-sell complementary and ancillary products and services including extended product warranties and accessories.

Most products are covered by manufacturers’ warranties or third party warranties which customers can purchase through uBid. We will, in specific instances, accept merchandise returns if a product is defective or does not conform to the specifications of the item sold at auction, and we work with our customers to resolve complaints about merchandise.

In addition, we have automated some of our customer service functions including providing online access to product shipping status.

Certified Central

Certified Central is our secure web-based platform that allows our certified merchants to build a database of products, create auctions, download orders, and communicate with our Customer Care Team and Merchandising Department quickly and easily.  We provide many different services through Certified Central at no additional charge to our merchants. These services, which include the ability to upload multiple images and view top selling product reports, are designed to enhance the merchant’s selling experience and satisfaction with uBid.

Whether a merchant is expanding its marketplace options or entering the online auction channel for the first time, Certified Central is designed around a simple and easy-to-use interface. Certified Central is also backed by a live account management team to assist with planning, problems or inquiries.

uBid Technology

Our technology is based on a highly scalable, resilient architecture designed to maintain increased web site availability and improved network performance.

Sample Auction Page

Our technology strategy focuses on: scalability to grow the business, increased availability, flexibility and security.

Scalability

uBid’s growth strategy focuses on building our buyer and seller bases which will require our technology to fundamentally support large capacity levels and provide scalability. Our technology is built on a “distributed architecture model” which enables our software applications to run parallel on multiple servers. This technique allows our system to load balance the increased traffic and workload among a group of servers.

The website supports several activities such as browsing/searching for items, registration of customers, auction management tasks (e.g., opening and closing of auctions or bidding for items in a variety of formats), order processing, credit card and fraud management.

At our peak volume levels, the platform was able to process over $430 million net revenues per year and 192,000 auctions a day.

In June 2004, we upgraded our new data center and all of our hardware to further enhance the capacity and reliability of our technology platform. Hewlett Packard’s new generation type two servers provide optimal power and capacity to drive our web applications and database servers. All these servers are clustered into individual server farms that are critical to achieving the scale to carry the business moving forward. Additionally, we invested in a storage area network. A storage area network is very critical to providing scale and high levels of availability to our database servers.

Availability

Our business model dictates that our online marketplace be available 24 hours a day, 7 days a week. Our newly engineered data center has a robust, responsive, resilient platform to support our growing customer base. Our technology platform is able to achieve high availability by maintaining redundant components critical to the effective functioning of the platform. We have built a redundant and cost-efficient network that is resilient even if a few elements in the network fail. This has been achieved by designing a fully meshed network with dual network interfaces, switches, routers and load balancers. Every key data circuit that is critical to the availability of the platform has an alternate path to ensure that the website is reachable. Our website is connected to the Internet through redundant DS-3 circuits using AT&T as the back bone.

Flexibility

The underlying framework that is the core of the website can be reused to build out new software applications that are needed to support the new functionality of the website. This feature allows us to be flexible in creating new applications in direct response to the changing needs of merchandising and marketing. Our UCM Program merchants rely heavily on Certified Central, a web based system that enables them to manage their business on our website. This system has a powerful dashboard that gives visibility into critical data including auctions success, hot auctions, questions from prospective buyers, etc. We periodically upgrade this system to offer enhanced real time services which includes an Application Programming Interface feature using XML (Extensible Markup Language) that is used by merchants to bulk upload data into our platform. For our UCM Program merchants, this Application Programming Interface will significantly reduce the time to market their inventory.

Security

uBid operates a “trusted” online marketplace utilizing best-in-class auction technology. We have implemented measures to minimize buyer and seller fraud including pre-screening of all new bidders using leading anti-fraud detection tools. Our anti-fraud programs are continually updated to stay current with the latest evolution of online fraud tools. Additionally, all consumer sensitive data such as credit card numbers and passwords are encrypted and stored behind our secure network. We use Secure Sockets Layer and enhanced encryption algorithms to protect consumer sensitive data. The network is also protected with Intrusion Detection Systems and firewalls that allow restricted ports from the outside network.

Seasonality

Our results of operations historically have been seasonal because the majority of our suppliers build their inventories for the holiday season leading to post-holiday overstock, which provides us with purchasing opportunities in the first quarter. In addition, many of our customers reduce their Internet usage with the onset of good weather during the summer months, and on and around national holidays. We have historically experienced our strongest quarter of online sequential growth in our first and fourth fiscal quarters due to the holiday season.

Competition

The online auction services market is relatively new, rapidly evolving, intensely competitive and has relatively low barriers to entry, as new competitors can launch new Websites at a relatively low cost. We believe that competition in the online auction market is based predominantly on:

▪	price;
▪	product quality and selection;
▪	shopping convenience;
▪	order processing and fulfillment;
▪	customer service; and
▪	brand recognition.

Our auction services compete with other online retailers and traditional liquidation “brokers,” some of whom may specifically adopt our methods and target our customers. We currently or potentially compete with a variety of companies that can be divided into two broad categories:

▪	liquidation e-tailers such as SmartBargains; and
▪	online retailers such as Amazon.com auctions, eBay, Inc. and Buy.com, Inc.

As the market for online auction grows, we believe that companies involved in online retail, as well as traditional retailers and liquidation brokers, will increase their efforts to develop services that compete with our online services. We also face potential competition from Internet companies not yet focused on the auction market. We are unable to anticipate which other companies are likely to offer services in the future that will compete with the services and products we provide.

In addition, many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do, and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than we do. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on us. We cannot assure you that we will be able to compete successfully against current and future competitors or address increased competitive pressures. See Item 1A, “Risk Factors,” starting on page 15 of this Annual Report on Form 10-K.

Intellectual Property and Other Proprietary Rights

We regard our domain names and similar intellectual property as critical to our success. We rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates and others to establish and protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, we cannot assure you that others will not independently develop similar intellectual property. Although we are pursuing the registration of our key trademarks in the United States, some of our trade names are not eligible to receive trademark protection. In addition, effective trademark protection may not be available or may not be sought by us in every country in which our products and services are made available online, including the United States.

The uBid(SM) service mark is registered in the United States. Our proprietary software is protected by copyright laws. The source code for our proprietary software also is protected under applicable trade secret laws. We own the copyright and other proprietary rights for our auction processing and auction management applications. We own the patent license for fixed price consignment that will allow our vendors and our merchants to create auctions with fixed pricing. We also own the patent license for search agents that will allow us to search on inventory of our vendors.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us.

Third parties may, in the future, recruit our employees who have had access to our proprietary technologies, processes and operations. These recruiting efforts expose us to the risk that such employees will misappropriate our intellectual property.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business. See Item 1A, ”Risk Factors,” starting on page 15 of this Form 10-K.

Employees

As of December 31, 2006, we had 78 full-time employees. None of our employees is represented by a labor union, and we consider our employee relations to be good. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the informational requirements of the Exchange Act, and accordingly, we file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read or obtain a copy of these reports at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room and their copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

Item 1A. Risk Factors

The risks described below together with all of the other information included in this Form 10-K should be considered carefully. The risk and uncertainties described below and elsewhere in this Form 10-K are not the only ones we face.

Risks Related to Our Company

Revenues in prior periods may not be indicative of our future growth.

Our revenues have fluctuated significantly in the past as a result of varying amounts of funds we have spent on advertising and inventory supply and may fluctuate significantly in the future as a result of changes made in our business over the past eight years. These changes in our business, including changes in ownership, prevent the meaningful use of period-to-period comparisons of financial results. Accordingly, investors should not rely on past revenue as a prediction of our future growth. For a discussion of the changes to our business over the past eight years, see Item 1, “Business,” beginning on page 1.

We have a history of operating losses which may continue.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. uBid incurred a net loss of approximately $7.6 million for the year ended December 31, 2006. As of December 31, 2006, our accumulated deficit was $25.2 million. We have not achieved profitability on an annual basis. We may not be able to reach a level of revenue to achieve profitability. If our revenues grow more slowly than anticipated or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

Our financial results fluctuate and may be difficult to forecast.

Our revenues, expenses and operating results are unpredictable. We expect that our operating results will continue to fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

▪	our ability to increase our brand awareness;

▪	our ability to attract visitors to our website and convert those visitors into bidders and customers;

▪	our ability to increase our customer base;

▪	the amount and timing of costs relating to the expansion of our operations, including sales and marketing expenditures;

▪	our ability to sell products at auction at the price targets we set;

▪	our ability to introduce new types of merchandise, service offerings or customer services in a competitive environment;

▪	our ability to control our gross margins;

▪	technical difficulties consumers might encounter in using our website;

▪	our ability to manage third party outsourced operations;

▪	our ability to sell our inventory in a timely manner and maintain customer satisfaction;

▪	delays in shipments as a result of computer systems failures, strikes or other problems with our delivery service or credit card processing providers;

▪	the availability and pricing of merchandise from manufacturers, suppliers and vendors;

▪	the amount of returns of our merchandise;

▪	product obsolescence and price erosion;

▪	consumer confidence in encrypted transactions on the Internet;

▪	our ability to obtain cost effective advertising on other entities’ websites; and

▪	the effectiveness of offline advertising in generating additional traffic to our website.

Due to all of these factors, our operating results may fall below the expectations of investors, which could cause a decline in the price of our common stock.

Losing key personnel could affect our ability to successfully grow our business.

Our future performance depends substantially on the continued service of our senior management and other key personnel. In particular, our success depends upon the continued efforts of our management personnel, including our President and Chief Executive Officer, Robert H. Tomlinson, Jr., our Executive Vice President, Timothy E. Takesue, and other members of the senior management team. Messrs. Tomlinson, and Takesue have executed employment agreements, but these agreements do not guarantee continued employment. We do not currently maintain key person life insurance. If our senior management were to resign or no longer be able to serve as our employees, it could impair our revenue growth, business and future prospects.

Our business may suffer if we do not attract and retain additional highly skilled personnel.

To meet our expected growth, we believe that our future success will depend upon our ability to hire, train and retain other highly skilled personnel. Competition for quality personnel is intense among technology and Internet-related businesses such as ours. We cannot be sure that we will be successful in hiring, assimilating or retaining the necessary personnel, and our failure to do so could cause our operating results to fall below our projected growth and profit targets.

We are a holding company that depends on cash flow from uBid, Inc., our wholly-owned subsidiary, to meet our obligations.

We are a holding company with no material assets other than the stock of our wholly-owned subsidiaries. Accordingly, all our operations are conducted by uBid, Inc., and Dibu Trading Corp., our wholly-owned subsidiaries. We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by it in its operations, including servicing any debt obligations it may have now or in the future. Accordingly, although we do not anticipate paying any dividends in the foreseeable future, our subsidiary may not be able to generate sufficient cash flow to distribute funds to us in order to allow us to pay future dividends on, or make any distributions with respect to our common stock.

Rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for our effective management because of the recent changes in the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges and NASDAQ. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these recent changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. Because we are relatively new as a stand-alone company, we may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of common stock on any stock exchange or NASDAQ (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our stock.

We must maintain effective internal controls to provide reliable financial reports and detect fraud. Failure to implement these changes to our internal controls or any others that we identify as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. While we intend to conduct a rigorous review of our internal control over financial reporting in order to assure compliance with the Section 404 requirements when we are required to comply, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management’s assessment or issue a qualified report. Additionally, if we are not able to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC.

All liabilities of Cape Coastal Trading Corporation survived the merger and Cape Coastal may have undisclosed liabilities that could harm our revenues, business, prospects, financial condition and results of operations.

Before the merger with Cape Coastal, we and our legal counsel conducted due diligence on Cape Coastal customary and appropriate for a merger transaction. However, the due diligence process may not have revealed all material liabilities of Cape Coastal currently existing or which may be asserted in the future against us relating to Cape Coastal activities before the consummation of the merger. Any such liabilities of Cape Coastal survived the merger and could harm our revenues, business, prospects, financial condition and results of operations upon our acceptance of responsibility for such liabilities. As of December 31, 2006, we are not aware of any liabilities of Cape Coastal.

Risks Related to Our Business

We may not be successful in developing brand awareness, and the failure to do so could significantly harm our business and financial condition.

We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on our ability to increase our customer base. If suppliers do not perceive us as an effective marketing and sales channel for their merchandise, or if consumers do not perceive us as offering an entertaining and efficient way to purchase merchandise, we may be unsuccessful in promoting and maintaining our brand. To attract and retain customers and promote our brand, we expect to continue to increase our marketing and advertising budgets. Failure to successfully promote our brand in a cost effective manner or achieve a leading position in Internet commerce could significantly reduce the revenues we are able to generate from our operations.

Our failure to remain competitive may significantly hinder our growth.

The electronic commerce marketplace is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We compete with a variety of other companies based on the type of merchandise and the sales format they offer to customers. These competitors include, but are not limited to:

▪	Various online auction houses such as eBay.com, Amazon.com Auctions, Yahoo! Auctions, and Bidz.com.

▪
A number of e-commerce companies focused primarily on excess and overstock products with fixed price format, including Amazon.com, Overstock.com, Shopping.com, eCost.com, BlueFly.com and SmartBargains.com.

▪	A variety of offline auction companies that offer similar merchandise to that available in our marketplace supply.

▪	Merchants that have their own direct distribution channels for excess inventory or refurbished products.

▪
Companies with substantial customer bases in the computer and peripherals catalog business, including CDW Computer Centers, PC Connection and PC Mall, some of which already sell online or may devote more resources to e-commerce in the future.

Some of our current and potential competitors have established or may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of merchandise. In addition, there has been consolidation in the industry, which may continue in the future. Accordingly, new competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. Further, manufacturers may elect to sell their products directly. Increased competition is likely to reduce our operating margins, cause us to lose market share and/or diminish the value of our brand. The occurrence of any of these events could significantly harm our business.

Many of our current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than we have. As a result, these competitors may be able to secure merchandise from suppliers on more favorable terms than we do. They may also be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their merchandise. We cannot ensure that we will be able to successfully compete against current and future competitors. Our failure to operate competitively in the marketplace could reduce the amount of revenue we are able to generate in the future.

We may need to raise additional capital to meet our business requirements in the future and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.

While not anticipated soon, we may need additional capital in the future, which may not be available on reasonable terms or at all. The raising of additional capital may dilute our current stockholders’ ownership interests. We may need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

▪	pursuing growth opportunities, including more rapid expansion;

▪	acquiring complementary businesses;

▪	making capital improvements to improve our infrastructure;

▪	hiring qualified management and key employees;

▪	developing new services or products;

▪	responding to competitive pressures;

▪	complying with regulatory requirements such as licensing and registration; and

▪	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity backed securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of those securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

If the products that we offer do not reflect our customers’ tastes and preferences, our revenues and profit margins could decrease.

Our success depends in part on our ability to offer products and services that reflect consumers’ tastes and preferences. Consumers’ tastes are subject to frequent, significant and sometimes unpredictable changes. Because the products that we sell typically consist of manufacturers’ and retailers’ excess inventory, we have limited control over the specific products that we offer for sale. If the merchandise we offer for sale fails to satisfy customers’ tastes or respond to changes in customer preferences, our sales could suffer and we could be required to mark down unsold inventory which could depress profit margins. In addition, any failure to offer products and services in line with customers’ preferences could allow competitors to gain market share, which could harm our business, results of operations and financial condition.

Our growth and future success depends on our ability to generate traffic to our website and we may not be able to effectively do so.

Our ability to sell products on our online marketplace depends substantially on our ability to attract traffic to our website. We have traditionally spent significant amounts of money for online advertising to attract such traffic. We expect that our sales and marketing expenses, including advertising expenditures, will increase as we attempt to generate increased traffic to our website. If we are unable to generate traffic to our website cost effectively, or if our efforts to promote our auctions using both online and offline media are not successful, our growth and business prospects may be substantially limited.

We depend to some extent on relationships with other online companies through which we place our advertising and expect that our dependence on these relationships will increase in the future. These relationships include:

▪	portal arrangements and agreements for anchor tenancy on other companies’ websites;

▪	sponsorships;

▪	promotional placements;

▪	banner advertisements; and

▪	other online advertising including paid searches.

Generally, these arrangements have terms for up to three years, are not exclusive, do not provide for guaranteed renewal, and may be terminated by us without cause. The risks created by our dependence on these relationships include the following:

▪	competitors may purchase exclusive rights to attractive space on one or more key websites;

▪	our online partners might be unable to deliver a sufficient number of customer visits or impressions;

▪	significant spending on these relationships may not increase our revenues in the time periods we expect or at all;

▪	our online partners could compete with us for limited online auction revenues; and

▪	space on websites may increase in price or cease to be available to us on reasonable terms or at all.

If other online companies terminate any of our arrangements, or if we fail to continue to acquire similar arrangements in the future, this could materially reduce the amount of revenue we are able to generate from our operations.

Our business channel, uBid Direct, may subject us to risks of decreased or negative gross margins.

We currently purchase most of the merchandise to be sold on our marketplace, and in doing so assume the inventory and price risks of this merchandise. These risks are especially significant because most of the merchandise we sell is subject to rapid technological change, obsolescence and price erosion. Because we rely heavily on purchased inventory, our success will depend on our ability to sell such inventory rapidly through our website. We also rely heavily on the ability of our buying staff to purchase inventory at attractive prices relative to resale value and our ability to manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory.

Due to the inherently unpredictable nature of the auction style format, it is impossible for us to determine with certainty whether any item will sell for more than the price we pay for it. Further, because minimum opening bid prices for the merchandise listed on our website generally are lower than the acquisition costs for the merchandise, we cannot be certain that we will achieve positive gross margins on any given sale. If we are unable to liquidate our purchased inventory rapidly, if our buying staff fails to purchase inventory at attractive prices relative to resale value at auction, or if we fail to predict with accuracy the resale prices for our purchased merchandise, we may have to sell our inventory at a discount or at a loss. This could negatively impact our revenues and profitability.

We rely on third parties to maintain our critical systems and, if these third parties fail to perform their services adequately, we could experience disruptions in our operations.

We rely on a number of third parties, including our Internet hosting facility and telephone company, for Internet and telecommunications access, fulfillment and delivery services, credit card processing and software services. We have limited control over these third parties and no long-term relationships with any of them. For example, we do not own a gateway onto the Internet. From time to time, we have experienced temporary interruptions in our website connection and our telecommunications access. Slow Internet transmissions or prolonged interruptions in our website connection or telecommunications access could materially harm our business.

We and our certified merchants use UPS, Federal Express, DHL and USPS delivery services for substantially all of our products. Should any of these third party service providers be unable to deliver our products for a sustained period because of a strike or other reason, we may not be able to engage other suitable service providers on a timely basis, or upon favorable terms, which could harm our business. In addition, uBid and our certified merchants could experience delays in shipment due to computer systems failures or other problems related to third party service providers. Delays in shipment could reduce the volume of orders that we are able to fulfill, increase our delivery costs or cause customer dissatisfaction with our business.

Our internally developed auction software depends on operating system, database and server software that was developed and produced by and licensed from third parties. We have, from time to time, discovered errors and defects in the software from these third parties and we rely to some extent on these third parties to correct errors and defects in a timely manner. If we are unable to develop and maintain satisfactory relationships with these third parties on acceptable commercial terms, or if the quality of products and services provided by these third parties falls below a satisfactory standard, we could experience disruptions in our ability to operate our business.

Our business may suffer from capacity constraints or system interruptions.

A key element of our strategy is to generate a high volume of traffic to our website. Our revenues depend substantially on the number of customers who use our website to purchase merchandise. Accordingly, the satisfactory performance, reliability and availability of our website, transaction-processing systems, network infrastructure and delivery and shipping systems are critical to our operating results, as well as to our reputation and ability to attract and retain customers and maintain adequate inventory and customer service levels.

Periodically, we have experienced minor systems interruptions, including Internet disruptions, which we believe may continue to occur from time to time. Any systems interruptions, including Internet disruptions that make our website inaccessible or reduce our order fulfillment performance, would reduce the volume of goods we are able to sell, which could harm our business. We are continually enhancing and expanding our transaction processing systems, network infrastructure, delivery and shipping systems and other technologies to accommodate a substantial increase in the volume of traffic on our website. We cannot assure you that we will be successful in these efforts or that we will be able to project accurately the rate or timing of increases, if any, in the use of our website or timely expand and upgrade our systems and infrastructure to accommodate these increases. We cannot assure you that our network or our suppliers’ networks will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if our website traffic increases. If we fail to achieve or maintain our capabilities for high capacity data transmission, consumer demand for our services could decline, negatively impacting our revenues from operations.

If the facility where substantially all of our computer and communications hardware is located fails, this may harm our business, results of operations and financial condition.

Our success, and, in particular, our ability to successfully receive and fulfill orders and provide high-quality customer service, largely depend on the efficient and uninterrupted operation of our computer and communications hardware systems. Most of the computer and communications hardware that runs the website is located at a single co-location facility in Lisle, Illinois. The redundancy and the failover technology built at the co-location facility can handle a few simultaneous hardware failures. Failure of a majority of the hardware at the same time will harm tremendously the functioning of the website and receiving orders. We have implemented a formal disaster recovery plan and back up process to protect our data and systems. We also maintain business interruption insurance. We have created a disaster recovery strategy but have not formally tested such strategy and there is no guarantee that the disaster recovery strategy will be able to bring the fully functional website back in a reasonable amount of time. The hardware and data security measures we have created may not protect our systems from interruptions or be sufficient to repair, recover or otherwise compensate us for loss or damage to such systems or data. Also, despite the implementation of such network security measures, our systems and data remain vulnerable to computer viruses, physical or electronic break-ins, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, earthquake and similar events which could lead to interruptions, delays, damage, loss of critical data or the inability to accept and fulfill customer orders. In such events, our network security measures may be insufficient to repair or recover the lost or damaged systems or data or compensate us for losses that may occur. The occurrence of any of the foregoing events could harm our ability to operate our business, our future ability to attract and retain customers and our revenue growth.

We may not be able to sustain or grow our business unless we keep up with rapid technology changes.

The Internet and electronic commerce industries are characterized by:

▪	rapidly changing technology;

▪	evolving industry standards and practices that could render our website and proprietary technology obsolete;

▪	changes in consumer demands; and

▪	frequent introductions of new services or products that embody new technologies.

Our future performance will depend, in part, on our ability to develop, license or acquire leading technologies, enhance our existing services and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Developing website and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our website and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

We may suffer disruption in our business because of changes in our systems, facilities and fulfillment activities.

We believe that our success is dependent in large part upon our ability to provide prompt and efficient service to our customers. Any failure of our information management systems or distribution capabilities could impair our ability to receive and process customer orders and ship products on a timely basis.

We expect to upgrade our software and hardware systems on a continuing basis. The transition to, or upgrading of, our hardware and software systems could result in delays, failures or execution difficulties that could impair our ability to receive and process orders and ship products in a timely manner.

We are currently evaluating an upgrade to our enterprise resource planning applications (“ERP”). These applications support our back office operations. Upgrades may be required to the ERP applications to ensure that such applications stay current on the latest applicable version. By design, these upgrades are time consuming, expensive and intrusive to daily business operations. Conducting such upgrades could result in a failure to our operating systems or may cause a delay in fulfillment of orders received through our online auction platform. Undertaking such an upgrade will require significant capital expenditures that may result in a diversion of funds required for general operating expenses, which may result in an adverse effect to our ongoing business operations.

To date, we have had various interruptions to our service because of loss of power and telecommunications connections. Our insurance coverage may not be adequate to compensate for all losses that may occur because of any future service interruptions. Our servers are vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to overload our systems and similar disruptive problems. Any of these problems could cause interruptions, delays, loss of data or cessation in service to our users.

Technological or other assaults on our service could harm our business.

We are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period. The occurrence of any such event could reduce our revenue.

Our inability to adequately protect our proprietary technology could adversely affect our business.

Our proprietary technology is one of the keys to our performance and ability to remain competitive. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. We also use technical measures, confidentiality agreements and non-compete agreements to protect our proprietary rights. Our uBid service mark is registered in the United States. However, we may not be able to secure significant protection for our service marks or trademarks. Our competitors or others could adopt product or service names similar to “uBid” or our other service marks or trademarks. Any of these actions by others might impede our ability to build brand identity and could lead to customer confusion. Our inability to protect our service mark or trademarks adequately could adversely affect our business and financial condition, and the value of our brand name and other intangible assets.

We rely on copyright laws to protect our proprietary software and trade secret laws to protect the source code for our proprietary software. We generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our proprietary information may not prevent misappropriation of our technology, and the agreements we enter into for that purpose might not be enforceable. A third party might obtain and use our software or other proprietary information without authorization or develop similar software independently. It is difficult for us to police the unauthorized use of our technology, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other transmitted data. The laws of other countries may not provide us with adequate or effective protection of our intellectual property.

We may infringe on third party intellectual property rights and could become involved in costly intellectual property litigation.

Other parties claiming infringement by our software or other aspects of our business could sue us. We are not currently involved in any suit that would have a material effect on our business.

However, any future claims, with or without merit, could impair our business and financial condition because they could:

▪	result in significant litigation costs;

▪	divert the attention of management;

▪	divert resources; or

▪	require us to enter into royalty and licensing agreements that may not be available on terms acceptable to us or at all.

In the future, we may also file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation over these issues, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could reduce our profitability.

We may experience unexpected expenses or delays in service enhancements if we are unable to license third party technology on commercially reasonable terms.

We rely on a variety of technology that we license from third parties, such as Microsoft and Oracle. These third party technology licenses might not continue to be available to us on commercially reasonable terms or at all. If we are unable to obtain or maintain these licenses on favorable terms, or at all, we could experience delays in completing and developing our proprietary software.

The listing or sale of pirated, counterfeit or illegal items by third parties may harm our business and reputation.

We may be unable to prevent third parties from listing unlawful goods, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by third parties through our website. In the future, we may find it necessary to implement additional measures to protect further against the potential liabilities that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred because of liability or asserted liability relating to the sale of unlawful goods or the unlawful sale of goods could harm our revenues, business, prospects, financial condition and results of operations. Negative publicity generated because of the foregoing could damage our reputation, harm our business and diminish the value of the uBid brand name.

We may be liable if third parties misappropriate our customers’ personal information.

If third parties are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuse of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could adversely affect our business. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses from the introduction of new regulations regarding the use of personal information or from government agencies investigating our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not harm our business, prospects, financial condition and results of operations.

We may be subject to product liability claims that could be costly and time consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every possible claim asserted.

We may encounter barriers to international expansion, which could limit our future growth and adversely affect our business and financial condition.

We do not currently have any website content localized for foreign markets, and may not be able to establish a global presence. Our expansion into international markets will require significant management attention and financial resources.

Engaging in business on a global level carries inherent risks that could adversely affect our profitability, such as:

▪	differing regulatory requirements;

▪	longer payment cycles;

▪	export restrictions;

▪	problems in collecting accounts receivable;

▪	difficulties in staffing and managing foreign operations;

▪	political instability;

▪	difficulties in protecting our intellectual property rights;

▪	fluctuations in currency exchange rates; and

▪	potentially adverse tax consequences.

In addition, export laws restrict some types of software that contain encryption technology and we could become subject to liability for any violations of these export restrictions. We may not be able to successfully market, sell and distribute our products in foreign markets. The occurrence of one or more of these events could have a material adverse effect on our future global operations, and consequently, on our business and financial condition as a whole.

Credit card fraud could adversely affect our business.

We do not carry insurance against the risk of credit card fraud, so the failure to control adequately fraudulent credit card transactions could reduce our net revenues and gross margin. We have implemented technology to help us detect the fraudulent use of credit card information. However, we may in the future suffer losses because of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. If we are unable to detect or control credit card fraud, our liability for these transactions could increase our cost of doing business and reduce our profitability.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our website, our business could be harmed .

We have not collected nor do we currently collect sales or other similar taxes for physical shipments of goods into states other than Illinois. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. Our business could be harmed if one or more states or any foreign country successfully asserts that it should collect sales or other taxes on the sale of our merchandise.

In addition, in 1998, the Internet Tax Freedom Act was enacted, which generally placed a three-year moratorium on state and local taxes on Internet access and on multiple or discriminatory state and local taxes on electronic commerce. This moratorium was recently extended until November 1, 2007. We cannot predict whether this moratorium will be extended in the future or whether future legislation will alter the nature of the moratorium. If this moratorium is not extended in its current form, state and local governments could impose additional taxes on Internet-based transactions, and these taxes could decrease our ability to compete with traditional retailers and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Failure to maintain satisfactory relationships with our suppliers, or the inability to obtain sufficient quantities of merchandise, could increase merchandise costs and/or availability.

We depend upon our suppliers to provide merchandise for sale through our online marketplace. The availability of merchandise can be unpredictable. Since our inception, we have sourced merchandise from over 3,700 suppliers. Merchandise acquired from Sony and Hewlett Packard accounted for 15.2% and 8.7% of net revenues during the year ended December 31, 2006. We do not have long-term supply contracts with any of our suppliers. We cannot be certain that our current suppliers will continue to sell or otherwise provide merchandise for sale in our auctions. We also cannot be certain that we will be able to establish new supplier relationships that ensure merchandise will be available for auction on our website.

A limited number of our suppliers process and ship merchandise directly to our customers. We have limited control over their shipping procedures, and factors beyond our control could delay shipments by these suppliers. Most merchandise we sell carries a warranty supplied either by the manufacturer or the supplier. We could be compelled to accept returns from customers without receiving reimbursements from the suppliers or manufacturers if they do not honor their warranties. If we are unable to develop and maintain satisfactory relationships with suppliers on acceptable commercial terms, if we are unable to obtain sufficient quantities of merchandise, if the quality of service provided by these suppliers falls below a satisfactory standard or if our level of returns exceeds our expectations, this could significantly harm our business.

Risks Related to our Industry

We may not be able to attract traditional consumers of goods at reasonable costs.

In countries such as the U.S., where online commerce has generally been available for some time, acquiring new users for our services may be more difficult and costly than it has been in the past. To expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these consumers prove to be less active than our earlier users, and we are unable to gain efficiencies in our operating costs, including the cost of acquiring new customers, this could impact our profitability.

Anything that causes our website users to spend less time on their computers, including seasonal factors and national events, may impact profitability.

Anything that diverts users of our website from their customary level of usage could adversely affect our business. Geopolitical events such as war, the threat of war or terrorist activity, and natural disasters such as hurricanes or earthquakes all could adversely affect our profitability. Similarly, our results of operations historically have varied seasonally because many of our users reduce their activities on our website with the onset of good weather during the summer months, and on and around national holidays.

Increasing governmental regulation of the Internet could harm our business.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards conducting business on the Internet. However, due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. New laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and increase our cost of doing business. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve.

Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted before the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. The courts are only beginning to interpret those laws that do reference the Internet, such as the Digital Millennium Copyright Act and the CAN-SPAM Act of 2003, and their applicability and reach are therefore uncertain. These current and future laws and regulations could harm our business, results of operation and financial condition.

In addition, several telecommunications carriers have requested that the Federal Communications Commission regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically which could result in the reduced use of the Internet as a medium for commerce and have a material adverse effect on our Internet business operations.

Because our service is available over the Internet in multiple states and because we sell merchandise to consumers residing in multiple states, we could be required to qualify to do business as a foreign corporation in each state in which our services are available. We are qualified to do business in Illinois and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could increase our costs of doing business.

Current and future laws could affect our auctions business.

Many states and other jurisdictions have regulations governing the conduct of traditional “auctions” and the liability of traditional “auctioneers” in conducting auctions. These types of regulations may become applicable to online auction sites. We are aware that several states and some foreign jurisdictions have attempted to impose such regulations on other companies operating online auction sites or on the users of those sites. In addition, some states have laws or regulations that do expressly apply to online auction site services. We may incur costs in complying with these laws. We may, from time to time, be required to make changes in our business that may increase our costs, reduce our revenues, and cause us to prohibit the listing of some items in certain locations, or make other changes that may adversely affect our auctions business.

The security risks of e-commerce may discourage customers from purchasing goods from us.

In order for the e-commerce market to develop successfully, uBid and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or expertise to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of our website and choose not to purchase from our website. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and e-commerce. Our security measures may not effectively prohibit others from obtaining improper access to our information. Third parties may target our customers directly with fraudulent identity theft schemes designed to appear as legitimate communications from us. Any security breach or fraud perpetrated on our customers could expose us to increased costs and to risks of loss, litigation and liability and could seriously disrupt our operations.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or marketing efforts.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by the company. We could become a party to a similar enforcement proceeding. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts.

More individuals are using non-PC devices to access the Internet and versions of our service developed or optimized for these devices may not gain widespread adoption by users of such devices.

The number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices has increased dramatically. We originally designed our services for rich, graphical environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the use of our services through such devices difficult, and the versions of our service developed for these devices may not be compelling to users of alternative devices. As we have limited experience to date in operating versions of our service developed or optimized for users of alternative devices, it is difficult to predict the problems we may encounter in doing so, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we are unable to attract and retain a substantial number of alternative device users to our online services, we may fail to capture a sufficient share of an increasingly important portion of the market for online services.

Risks Related to Our Common Stock

The price of our common stock may become volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

▪	actual or anticipated variations in our operating results;

▪	changes in the market valuations of other Internet or online service companies;

▪	announcements of technological innovations by us or our competitors;

▪	announcements by uBid or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

▪	adoption of new accounting standards affecting our industry;

▪	additions or departures of key personnel;

▪	introduction of new services by uBid or our competitors;

▪	sales of our common stock or other securities in the open market;

▪	conditions or trends in the Internet and online commerce industries; and

▪	other events or factors, many of which are beyond our control.

The stock market has experienced significant price and volume fluctuations, and the market prices of stock in technology companies, particularly Internet-related companies, have been highly volatile. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against the company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

We do not anticipate dividends to be paid on our common stock and investors may lose the entire amount of their investment.

A dividend has never been declared or paid in cash on our common stock and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares. We cannot assure stockholders of a positive return on their investment when they sell their shares nor can we assure that stockholders will not lose the entire amount of their investment.

There has been no established trading market for our common stock, which could impair the value of our investors’ investments and our business.

There has been no established trading market for our common stock. The lack of an active market may impair the ability to sell shares at the time investors wish to sell them or at a price considered to be reasonable. The lack of an active market may also reduce the fair market value of the shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration.

Investors may have difficulty trading and obtaining quotations for our common stock, which could impair their investments and our business.

Our common stock is currently quoted on the NASD’s OTC bulletin board and had its first trade since it was approved for quotation on January 4, 2006. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, shares of our common stock. The lack of an established trading market severely limits the liquidity of our common stock, and could depress the market price of our common stock and limit our ability to raise additional capital.

Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on its market price.

The trading market for our common stock will depend on the research and reports that securities analysts publish about us and our business. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

You may experience dilution of your ownership interests because of the future issuance of additional shares of our common and preferred stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders and the purchasers of common stock offered hereby. We are currently authorized to issue an aggregate of 225,000,000 shares of capital stock consisting of 200,000,000 shares of common stock and 25,000,000 shares of preferred stock with preferences and rights to be determined by our board of directors. As of March 15, 2007, there were 20,333,333 shares of common stock outstanding, 3,903,336 shares of common stock underlying warrants that have been issued by us, 1,530,600 shares of common stock underlying options or other rights that have been granted under our 2005 Equity Incentive Plan and 969,400 shares of common stock reserved for issuance under our 2005 Equity Incentive Plan. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock may create downward pressure on the trading price of our common stock. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts, including at a price (or exercise prices) below the price at which shares of our common stock are currently traded on the OTC bulletin board.

Our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law contain anti-takeover provisions, which could discourage or prevent a takeover even if an acquisition would be beneficial to our stockholders.

Several provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of uBid even if that change in control would be beneficial to our stockholders. For example, only one-third of the members of the board of directors will be elected at each annual meeting of stockholders, which will make it more difficult for a potential acquirer to change our management, even after acquiring a majority of our common stock. These provisions, which cannot be amended without the approval of two-thirds of the holders of shares of common stock, could diminish the opportunities for a holder of common stock to participate in tender offers, including tender offers at a price above the then-current market value of our common stock. In addition, the board of directors, without further stockholder approval, may issue preferred stock, with such terms as the board of directors may determine, which could have the effect of delaying or preventing a change in control of uBid. The issuance of preferred stock could also adversely affect the voting powers of our common stockholders, including the loss of voting control to others. We are also afforded the protections of Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a change in control of uBid or could impede a merger, consolidation, takeover or other business combination involving uBid or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of uBid.

Item 2. Properties

Our principal administrative, engineering, merchandising and marketing facilities total approximately 27,000 square feet and are located in Chicago, Illinois. We currently lease such facilities for $35,000 per month. The lease expires in April 2010.

Our in-house call center is located in Danville, Illinois. We currently lease this facility for $13,125 per month. The lease expires in April 2007.

Management is currently evaluating our property needs and expects our leases to be renewed or replaced with new leases.

Item 3. Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company’s security holders during the quarter ended December 31, 2006.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

PRICE RANGE OF COMMON STOCK

As of March 15, 2007, there were approximately 66 holders of record of shares of our common stock.

On, the last reported sales price of our shares on the OTC bulletin board was $1.25. During the first quarter of 2007 through March 15, 2007, the high sales price of our common stock was $1.50 and the low sales price was $1.25.

	2006		2005 (1)
	High	Low	High	Low
First Quarter	$7.20	$6.15	N/A	N/A
Second Quarter	$6.70	$6.25	N/A	N/A
Third Quarter	$6.80	$4.99	N/A	N/A
Fourth Quarter	$3.65	$2.15	N/A	N/A

(1) Our common stock was first cleared for quotation on the NASD OTC bulletin board on October 29, 2004 and has been traded on a very limited basis since that time. On December 15, 2005, in connection with our stock split, NASDAQ issued a new ticker symbol, “CCSR.OB” On January 4, 2006, the common stock traded for the first time. On February 10, 2006, our stock began trading under the ticker symbol “UBHI.OB.”

As of March 15, 2007, there were 20,333,333 shares of common stock issued and outstanding, of which 96,224 were previously registered by Cape Coastal in a registration statement on Form SB-2 filed with the SEC on May 20, 2004 and are therefore freely tradable without restriction or further registration under the Securities Act. Approximately 27,000 shares of common stock were deemed exempt from the registration requirements under the Securities Act based on the provisions of Section 4(1) thereunder and Rule 144 of the Securities Act. On July, 2006 a registration statement on Form S-1 was declared effective, registered 20,210,109 shares of our common stock for resale.

As of the date hereof, there are 3,250,003 warrants issued for the purchase of 3,250,003 shares of our common stock at an exercise price of $5.85. There are 653,333 warrants issued for the purchase of 653,333 shares of our common stock at an exercise price of $4.50. The common stock underlying the above described warrants was registered pursuant to our registration statement on Form S-1.

In addition, there are 2,500,000 shares of common stock reserved for issuance of stock options and incentive awards pursuant to our 2005 Equity Incentive Plan. We expect to file a registration statement on Form S-8 to register the shares of common stock reserved for issuance of incentive awards under the 2005 Equity Incentive Plan.

DIVIDEND POLICY

We have never declared or paid dividends. We intend to retain earnings, if any, to support the development of the business and therefore, do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs. Our board of directors has the authority to issue preferred stock and to fix dividend rights that may have preference to common shares.

EQUITY COMPENSATION PLAN

Securities authorized for issuance under equity compensation plans as of December 31, 2006 are as follows:
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	( c)
Equity compensation plans approved by security holders	1,530,600	$ 4.55	969,400
Equity compensation plans not approved by security holders	320,000	$ 4.50	—
Total	1,850,600	$ 4.54	969,400

Equity compensation plans not approved by our stockholders consist of warrants to purchase 320,000 shares of common stock, issued to the placement agents in our private offerings on December 29, 2005 and February 3, 2006, exercisable for five years at $4.50 per share.

RECENT SALES OF UNREGISTERED SECURITIES

For a discussion of recent sales of unregistered securities, please see our Current Reports on Form 8-K filed on December 1, 2006.

Item 6. Selected Financial Data

The selected financial data of the Company should be read in conjunction with the Condensed Consolidated Financial Statements and related notes included in this report.

uBid.com Holdings, Inc. and Subsidiaries
Selected Financial Data
(Dollars in Thousands, except for per share data)
	uBid (1)				Predecessor Company (2)
	Year Ended December 31,			9 Months Ended December 31,	8 Months Ended March 31,	Year Ended July 31,

	2006	2005	2004	2003	2003	2002
Net Revenues	$66,559	$84,592	$87,002	$65,656	$103,484	$385,995

Cost of Revenues	56,421	73,062	75,837	54,491	100,252	368,405

Gross Profit	10,138	11,530	11,165	11,165	3,232	17,590

Operating Expenses
General and administrative (3)(4)	12,973	13,045	12,112	9,021	126,527	181,710
Sales and marketing	4,987	4,996	4,260	2,484	5,743	20,012

Total operating expenses	17,960	18,041	16,372	11,505	132,270	201,722

Loss From Operations	(7,822)	(6,511)	(5,207)	(340)	(129,038)	(184,132)

Miscellaneous Income	-	-	-	21	-	-

Interest Income (Expense), net	267	(2,538)	(1,102)	(651)	(6,006)	(8,279)

Net Loss	(7,555)	(9,049)	(6,309)	(970)	(135,044)	(192,411)

Preferred Stock Dividends	-	(1,216)	(60)	(60)	-	-

Net Loss Available to Common Shareholders	$(7,555)	$(10,265)	$(6,369)	$(1,030)	$(135,044)	$(192,411)

Net Loss per share - Basic and
Diluted	$(0.37)	$(3.88)	$(2.56)	$(0.41)	$ N/M	$ N/M

Weighted Average Shares - Basic and Diluted (5)(6)	20,260,689	2,643,936	2,487,107	2,487,107	N/M	N/M

Balance Sheet Data (as of period end):

Total current assets	$22,052	$36,120	$11,817	$11,257	$17,349	$34,759
Total assets	23,578	36,644	12,146	11,653	22,047	134,318
Total current liabilities, excluding debt	3,843	9,652	7,030	7,562	168,882	145,707
Long-term debt including current maturities	-	410	11,320	3,986	1,405	1,807
Redeemable Common Stock (7)	-	12,000	-	-	-	-
Total shareholders equity (deficit)	19,735	14,582	(6,204)	105	(148,240)	(13,196)

(1)
The current uBid business was substantially acquired by Petters Group in April 2003 at which time purchase accounting was applied to adjust all carrying values to estimate current market value (after deduction for negative goodwill) and the business started accounting for all of its costs of operations without allocations of such costs from its prior parent.

(2)
Predecessor financials for the year ended July 31, 2002 and the eight months ended March 31, 2003 were derived solely from the accounting records of CMGI, the sole shareholder of our predecessor (which acquired our business in April 2000), and using historical results of operations, and historical basis of assets and liabilities of such predecessor's business. The statements of operations include fees charged for certain corporate funtions historically provided to us by CMGI, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, information systems operations and administration, and advertising services. These fees were allocated on a specifically identifiable basis or using the relative percentages, as compared to CMGI's other business, net of revenues, payroll, net cost of goods sold, square footage, headcount, or other.

(3)	Includes $30, $360, $264 and $148 of management fees charged to uBid by Petters Group for the periods ended December 31, 2006, 2005, 2004 and 2003.
(4)
In April 2000, CMGI acquired uBid and recorded $367.0 million in goodwill which was amortized over a three year period prior to the impairment of all remaining goodwill of $89.4 million (as well as the impairment of the $3.9 million of property and equipment) during the period ended March 31, 2003. Pro forma net loss for the fiscal years ended July 31, 2002 was $70.4 million had uBid not amortized goodwill during these periods.

(5)	Computation for periods ended prior to April 2003 is not meaningful (N/M) because there was no common stock outstanding during those periods.
(6)
Reflects the retroactive effects of the impact of the Company's December 2005 merger with Cape Coastal and the resulting exchange of the Company's 1,072 shares of common stock outstanding for the stock of Cape Coastal.

(7)
At December 31, 2005, represents 2,666,668 shares of common stock subject to redemption after the merger with Cape Coastal Trading Corporation and the first private offering. Such shares were redeemed in February 2006.

Selected Quarterly Financial Data
(Dollars in Thousands, except per share data)

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2006	2006	2006	2006	2005	2005	2005	2005
Net	$13,008	$14,366	$19,097	$20,088	$19,295	$18,594	$19,885	$26,818
Cost of	9,838	12,425	16,980	17,178	16,306	15,497	17,095	24,164
Gross	3,170	1,941	2,117	2,910	2,989	3,097	2,790	2,654
Operating
General	2,534	3,454	3,451	3,534	3,185	3,111	3,602	3,147
Sales	866	1,160	1,436	1,525	1,339	1,247	1,127	1,283
Total	3,400	4,614	4,887	5,059	4,524	4,358	4,729	4,430
Loss from	(230)	(2,673)	(2,770)	(2,149)	(1,535)	(1,261)	(1,939)	(1,776)
Interest	60	12	49	146	(1,042)	(572)	(507)	(417)
Net Loss	(170)	(2,661)	(2,721)	(2,003)	(2,577)	(1,833)	(2,446)	(2,193)
Preferred	-	-	-	-	(1,171)	(15)	(15)	(15)
Net Loss	$(170)	$(2,661)	$(2,721)	$(2,003)	$(3,748)	$(1,848)	$(2,461)	$(2,208)
Basic and D	$(0.01)	$(0.13)	$(0.13)	$(0.10)	$(1.26)	$(0.74)	$(0.99)	$(0.89)
Weighted Share	20,333,333	20,333,333	20,333,333	19,955,536	2,974,603	2,487,107	2,487,107	2,487,107

The selected quarterly data above should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read in conjunction with our Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations together with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that are based on our management’s current expectations, estimates and projections about our business and operations. Our actual results may differ from those currently anticipated and expressed in such forward-looking statements. The terms “uBid,” “we,” “us,” and “our,” refer to uBid.com Holdings, Inc. and our subsidiaries (after the December 29, 2005 merger described below and/or to uBid, Inc. and, its subsidiaries before such date).

Overview

We operate an online marketplace located at www.ubid.com offering new, close-out, overstock and refurbished merchandise to both consumers and businesses using auction style and fixed price formats. We offer consumers a trustworthy buying environment in which we continually monitor and certify activity to eliminate the potential for fraud by certifying all merchants and processing 100% of all transactions between buyers and sellers. Our marketplace offers brand-name merchandise from over 200 product categories including computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles.

Our business model provides value for consumers, manufacturers, distributors, retailers and other approved third party merchants. Consumers shop in a trustworthy and secure online marketplace and have the opportunity to bid their own prices on popular, brand-name products realizing product savings of generally 20% to 80% off retail prices. Our online marketplace provides merchants with an efficient and economical distribution channel for maximizing revenue on their merchandise. Merchants can monetize overstock and close-out inventory, expand their customer base and increase sales without compromising existing distribution channels.

Our business model consists of two distinct business channels: uBid Direct and the UCM Program.

We purchase merchandise outright in the uBid Direct channel. On this merchandise, we bear the inventory, return and credit risk. The full sales amount is recorded as revenue upon verification of the credit card transaction and shipment of the merchandise.

We also sell merchandise through the UCM Program by allowing prescreened third party merchants to sell their product through our online marketplace. On this merchandise, we do not take title and therefore do not bear the related inventory risk. In the UCM Program, we are the primary obligor to whom payment is due, but we bear no inventory or returns risk, so we record only our commission as revenue.

In all instances where the credit card authorization has been received but merchandise has not been shipped, we defer revenue recognition until the merchandise is shipped.

Our online marketplace is available 24 hours a day, seven days a week and currently offers over 200,000 items each day. Since the first offer of product in December 1997, our marketplace has facilitated over $1 billion in net revenues and has registered over five million members.

Executive Commentary

Success Measures: Our management believes that the most important financial and non-financial measures that track our progress include sales, orders shipped, website traffic, number of orders, inventory turnover, average order value, gross margin, customer acquisition costs, advertising expense, personnel costs, and fulfillment costs.

Key Business Metrics

We periodically review key business metrics to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

Gross Merchandise Sales (GMS): Gross Merchandise Sales differ from revenues normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) in that gross bookings represents the gross sales price of goods sold by the Company (including sales through our UCM Program) before returns, sales discounts, and cancellations.

Number of Orders : This represents the total number of orders shipped in a specified period. We analyze the number of orders to evaluate the effectiveness of our merchandising and advertising strategies as well as to monitor our inventory management.

Average Order Value: Average order value is the ratio of gross sales divided by the number of orders generated within a given time period. We analyze average order value primarily to monitor costs and other operating expenses.

Visitors: A Visitor is a consumer or business that voluntarily clicks through to the website (uBid.com) using both online and offline advertising stimulus. Visitors don’t include third party site pops, pop unders, or non converting impressions to the website. Examples of online marketing channels we advertise on are: affiliate banner networks, comparison shopping sites, paid and organic search engines, and email.

Bidders: A Bidder is a visitor that places a bid on an item up for auction on the website (uBid.com).

Visitors to Bidder Conversion: The percentage of visitors that bid on an auction item. We use this as a measure of the effectiveness of advertising.

Approved UCM Program Vendors: Vendors that have gone through the approval process to sell merchandise through our website.

Cost per Bidder: Cost of each bidder during the month computed by dividing the sales and marketing expense by number of bidders.

Cost per Registration: Cost of each registration obtained during the month computed by dividing the sales and marketing expense by number of registrations.

	Q4		Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2006		2006	2006	2006	2005	2005	2005	2005
Measure
GMS (in thousands)	$26,276		$26,528	$30,286	$31,167	$31,035	$27,215	$28,020	$34,623
Number of orders (in thousands)
Direct	24		23	37	36	43	36	39	46
uBid Certified Merchant	99		89	88	87	93	72	64	51
Total orders	123		112	125	123	136	108	103	97
Average Order Value
Direct	$424		$424	$416	$465	$398	$495	$493	$443
uBid Certified Merchant	$126		$128	$110	$107	$108	$112	$106	$119
Visitors (in thousands)	6,529		6,488	7,215	6,369	7,051	8,287	7,545	6,829
Bidders (in thousands)	239		211	255	241	267	222	251	243
Bidders to Visitors Percentage	3.7%	%	3.3%	3.5%	3.8%	3.8%	2.7%	3.3%	3.6%
Approved UCM Vendors	2,049		1,716	1,307	949	628	401	202	169

Revenue Source:  We derive our revenue from sales of products to consumers and businesses. We believe that the principal drivers of our revenue consist of the average order value placed by our customers, the number of orders placed by both existing and new customers, special offers we make available that result in incremental orders, our ability to attract new customers and advertising that impacts our revenue drivers. Sales consist of orders placed through our uBid.com website. We further generate revenue from shipping fees we charge our customers. We record our revenue net of returns and other discounts. Our revenues may fluctuate from period to period as a result of special offers we provide such as free shipping, coupons and other special promotions.

Our revenue is dependent in part on sales of products purchased from Sony Electronics, Inc (“Sony”). and Hewlett-Packard Company (“HP”). Sales of Sony-related products represent 15.2%, 36.6% and 55.1% of our net sales for the years ended December 31, 2006, 2005 and 2004, respectively. Sales of HP-related products represented 8.7%, 10.4% and 9.8%  of our net sales for the years ended December 31, 2006, 2005 and 2004, respectively. Electronic Hardware Services represented 5.6% of our net sales in the year ended December 31, 2006. No other supplier represented more than 5% of our net revenues for any period presented.

Cost of Revenues: Cost of revenues primarily consists of the cost of the product and inbound and outbound shipping. There is no cost of revenues for UCM Program revenue. Cost of revenues does not include order fulfillment costs, which are included in general and administrative expenses.

Gross Profits: Our gross profit margins are impacted by a number of factors including the category of merchandise, the introduction of new product categories, the mix of sales among our product categories, pricing of products by our vendors, pricing strategies, promotional programs, market conditions, packaging, excess and obsolete inventory charges and other factors. Gross profits and gross profit percentages are not comparable to gross profit and gross profit percentages reported by companies that include order fulfillment costs in the cost of revenues.

Expenses: Sales and marketing, general and administrative (“SG&A”) expenses consist primarily of sales and marketing expenses, including online marketing activities, order fulfillment and other costs, such as personnel, rent, common area maintenance, depreciation, credit card processing charges, bad debt expenditures, legal and accounting fees and administrative service charges from Petters Group. Order fulfillment costs, primarily warehouse expense, for the years ended December 31, 2006, 2005 and 2004 were $0.8 million or 1.2% of revenues, $0.9 million or 1.0% of revenues, $1.2 million or 1.2% of revenues, respectively. Interest expense, net for the years ended December 31, 2005 and 2004, includes charges by Petters Group for working capital advances. Interest expense, net for the year ended December 31, 2006 includes interest charges from our senior lender. Interest expense related to our IBM flooring facility at a rate of 1% per month on the outstanding balances is included in the years ended December 31, 2006, 2005 and 2004. Interest expense on advances from Petters Group was primarily based on an annual interest rate of 14%.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

Our management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made or changes in the estimate or different estimates that could have been selected that could have a material impact on our results of operations or financial condition.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We adhere to the guidelines and principles of sales recognition described in Staff Accounting Bulletin No. 104, Revenue Recognition. Under SAB 104, sales are recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for the sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Under these guidelines, we recognize a majority of our sales, including revenue from product sales and gross outbound shipping and handling charges, upon shipment of the product to the customer. For all product sales shipped directly from suppliers to customers, we bear credit risk. The UCM Program allows certified merchants to sell product through our website. Therefore, while we are the primary obligor to whom payment is due, we bear no inventory or returns risk, so we record only our commission as revenue at the time of shipment.

Sales are reported net of estimated returns and allowances which we estimate based upon recent historical information such as return rates experience. Management also considers any other current information and trends in making estimates. If actual sales return and allowances are greater than estimated by management, additional expenses may be incurred.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based upon estimates of future collection. We extend credit to our business customers based upon an evaluation of each business customer’s financial condition and credit history, and generally do not require collateral. Our business customers’ financial conditions and credit and payment histories are evaluated in determining the adequacy of our allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required.

Reserve for Inventory Obsolescence

We maintain allowances for the valuation of inventory by estimating the obsolete or unmarketable inventory based on the difference between inventory cost and market value determined by general market conditions, nature, age and type of each product. If the inventory reserve subsequently proves insufficient, additional inventory write-downs may be required, which are recorded as an increase in cost of revenues.

Long Lived Assets

We test certain long-lived assets or groups of assets for recoverability whenever events or changes in circumstances indicate that we may not be able to recover the assets’ carrying amount. When events or changes in circumstances dictate an impairment review of a long-lived asset or group, we will evaluate recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, we will measure any impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value (generally determined by a discounted cash flows model or independent appraisals).

Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”). This pronouncement requires companies to measure the cost of employee service received in exchange for a share based award (typically stock options) based on the fair value of the award. The Company has elected to use the “modified prospective” transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. There were no options granted prior to December 29, 2005. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized, net of an estimated forfeiture rate for those shares not expected to vest, on a straight-line basis over the requisite service period of the award. Prior to 2006, the Company accounted for employee stock options using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and associated interpretations using the intrinsic method. Generally, no expense was recognized related to its stock options under this method because the stock option’s exercise price was set at the stock’s fair market value on the date the option was granted. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the year ended December 31, 2006 was $0.7 million.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Expected volatility in 2006 and 2005 was based on a market-based implied volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Prior to January 1, 2006, the Company had a Phantom Stock Appreciation Plan in which certain employees had been issued phantom shares which were subject to certain vesting provisions. The plan was implemented on July 1, 2003 and issued phantom shares were scheduled to vest over four years. Effective July 2005, the Company terminated the Phantom Stock Appreciation Plan. The total expense incurred and recorded in conjunction with the plan termination was $0.5 million in accordance with the plan agreement based on an independent third-party valuation. Payouts required under the plan were made on December 31, 2005 with a portion of the proceeds from the first private offering described in Note 4.

As a result of adopting SFAS 123R, earnings before income taxes in 2006 were lower by $0.7 million than if we had continued to account for stock-based compensation under APB 25. The impact on both basic and diluted earnings per share in fiscal 2006 was $0.03 per share.

Income Taxes

We account for income taxes under the liability method, under which we recognize deferred income taxes by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of our existing assets and liabilities and net operating loss carryforwards. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. In making this assessment, we are required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of our net deferred assets will be realized in future periods. We have recorded a valuation allowance at December 31, 2006, 2005 and 2004.

Recent Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

In addition, the Company is reviewing the following Emerging Issues Task Force (“EITF”) consensuses and does not currently expect that the adoption of these will have a material impact on its consolidated results of operations and financial condition:

▪
EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features issued in June 2005 and effective for the Company in the first quarter of 2007, this EITF applies to early retirement programs which create incentives for employees, within a specific age group, to transition from full or part-time employment to retirement before legal retirement age.

▪
EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits.” Issued in June 2006 and effective for the Company in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.

▪
EITF 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee.” Issued in November 2006 and effective for the Company in the second quarter of 2007, this EITF requires certain disclosures whenever a change is made to modify or eliminate the time lag (usually three months or less) used for recording results of consolidated entities or equity method investees that have a different fiscal year end than the Company.

▪
EITF 00-19-2, “Accounting for Registration Payment Arrangements”. Issued in December 2006, this pronouncement requires an entity to recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument subject to that arrangement. If the transfer of consideration is probable and reasonably estimated at inception, the liability should be included in the allocation of proceeds from the financing transaction. The effective date is for financial statements issued for fiscal years beginning after December 31, 2006 and retrospective application is not permitted.

Results of Operations

The following table sets forth our results of operations for the periods indicated.

uBid.com Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
(Dollars in Thousands, except for per share data)

	Year Ended December 31,
	2006	2005	2004
Net Revenues	$66,559	$84,592	$87,002

Cost of Revenues	56,421	73,062	75,837

Gross Profit	10,138	11,530	11,165

Operating Expenses:
General and Administrative (1)	12,973	13,045	12,112
Sales and Marketing	4,987	4,996	4,260

Total Operating Expenses	17,960	18,041	16,372

Loss From Operations	(7,822)	(6,511)	(5,207)

Other Income (Expense):
Interest Expense	(375)	(2,925)	(1,188)
Interest Income	642	124	86
Miscellaneous Income	-	263	-
Total Other Expense, Net	267	(2,538)	(1,102)

Net Loss	(7,555)	(9,049)	(6,309)

Preferred Stock and Other Deemed Dividends	-	(1,216)	(60)

Net Loss Available to Common Shareholders	$(7,555)	$(10,265)	$(6,369)

Net Loss per share - Basic and Diluted (2)	$(0.37)	$(3.88)	$(2.56)

Weighted Average Shares - Basic and Diluted	20,260,689	2,643,936	2,487,107

(1)	Includes $30, $360 and $264 of management fees charged to uBid by Petters Group for the years ended December 31, 2006, 2005 and 2004.

(2)
Reflects the retroactive effects of the impact of the Company's December 2005 merger with Cape Coastal and the resulting exchange of the Company's 1,072 shares of common stock outstanding for the stock of Cape Coastal at an exchange ratio of 2,320 to 1 for the years ended December 31, 2005 and 2004.

Comparison of Year ended December 31, 2006 and Year ended December 31, 2005

Net Revenues:   Net revenues for the year ended December 31, 2006 were $66.6 million a decrease of $18.0 million or 21.3%, compared to $84.6 million for the year ended December 31, 2005. The direct channel revenues were down $19.3 million or 23.7%, mitigated by sales increases in the UCM channel. Under the UCM channel, we record only our commission as revenue since we bear no inventory loss or risk of return. UCM commission revenues increased $1.3 million or 38.2% from the prior year. Visitors to the website decreased 3.1 million or 10.4% over the same period. The number of orders for uBid Direct decreased 27.1% from 163,800 to 119,000. The number of UCM orders increased 29.8% from 283,000 to 363,000. The average order value for uBid Direct decreased by 4.8 % from $457 to $434. The decrease in the average order value is a result of lower overall prices for consumer electronics, other product lines remained substantially unchanged. The average order value for UCM increased from $111 to $115 due to an increase in the number of UCM vendors and changes in the merchandise offered.

Gross Profit:   Gross profit for the year ended December 31, 2006 was $10.1 million, a decrease of $1.4 million compared to the year ended December 31, 2005. Gross profit as a percentage of net revenues increased to 15.2% from 13.6% in the prior year. Generally, our overall margins fluctuate based on several factors, including our product mix of sales; sales volumes mix by our direct consumer business, direct business to business and UCM merchants; vendor pricing; customer pricing and inventory management decisions. The direct channel gross profit decreased $2.7 million to $5.5 million from $8.1 million from 2006 to 2005. A substantial investment was made in certain inventory categories in the first and second quarter of 2006 in anticipation of increased visitors to the website. When the increased visitors did not materialize and the inventory aged, we took inventory markdowns totaling $1.4 million in response to decreasing order values. The remaining $1.3 million decrease was primarily due to lower sales volumes and lower average sales prices.

The UCM Gross profit grew $1.3 million to $4.7 million for the year ended December 31, 2006 from $3.4 million for the year ended December 31, 2005. Gross profit as a percentage of net revenues increased to 15.2% from 13.6% in the prior year due to the higher UCM revenues primarily due to an increase in the number of approved UCM vendors.

Sales & Marketing, General and Administrative Expenses:   SG&A expenses for the year ended December 31, 2006 were $18.0 million, down $0.1 million from the year ended December 31, 2005.

Sales and Marketing expenses were unchanged from the prior year. During 2006, the Company launched a Direct Response Television (DRTV) test campaign to grow brand awareness and website traffic. Expenses relating to this campaign totaled $0.4 million for 2006. We eliminated less effective marketing efforts to offset this cost. The cost per bidder increased from $4.37 in the prior year to $4.62 at December 31, 2006.

General and Administrative expenses decreased by $0.1 million or 0.8% primarily due to a $0.7 million increase in stock based compensation expense and a $0.2 million increase in severance pay as a result of eliminating certain positions in the third quarter of 2006. Depreciation and amortization expense increased $0.3 million as a result of increased spending on capital assets and amortizable intangible assets. There were other expense increases of $0.4 million in warehousing and facilities expenses. The increases were offset by a $0.3 million decrease in related party management fees which were discontinued in January 2006, a decrease of $0.7 million in salary and benefits due to lower headcount and a decrease of $0.5 million in credit card fees. The decrease in credit card fees was primarily a result of lower volumes and a $0.4 million settlement in the Visa Check/Master Money antitrust litigation settlement.

Other Expense Net interest income was $0.3 million for the year ended December 31, 2006 versus net interest expense of $2.5 million for the year ended December 31, 2005. The Company retired all of its debt after receiving the capital raised on December 29, 2005. Interest income results from short term investments of excess cash proceeds from the capital raise.

Net Loss: The Company experienced a net loss of $7.6 million or $0.37 per share for the year ended December 31, 2006 compared to a net loss of $10.3 million or $3.88 per share for the year ended December 31, 2005. Net loss per share was dramatically impacted by the issuance of a net 17.7 million shares in the December 2005 and February 2006 capital raises. Our 2005 net loss per share reflects a deemed dividend of $1.2 million related to a loss we experienced upon extinguishment of debt held by a significant shareholder on December 29, 2005.

Comparison of the Years Ended December 31, 2005 and 2004

Net Revenues: Net revenues for the year ended December 31, 2005 were $84.6 million, a decrease of $2.4 million, or 2.8%, compared to $87.0 million for the year ended December 31, 2004. Visitors to the website increased by 10.1 million, or 50.1% over the same period due to increased advertising and inventory items. The number of orders for uBid Direct decreased 2.5% to 163,800 orders. The number of UCM orders increased 59.3% to 283,125 orders. The average order value for uBid Direct decreased by 14.3% from $539 to $457. The decrease in the average order was primarily due to decreasing prices in consumer electronics. The average order value for UCM increased by 8.5% from $102 to $111. We will continue to concentrate significant resources to drive UCM revenue growth by increasing the participation of merchants in our UCM program.

Gross Profit: Gross profit for the year ended December 31, 2005 was $11.5 million, an increase of $0.4 million or 3.2% compared to the year ended December 31, 2004. The increase was primarily a result of the increased UCM revenues. Gross profit as a percentage of net revenues increased to 13.6% from 12.8% in the prior period.

Sales and Marketing, General and Administrative Expenses: SG&A expenses for the year ended December 31, 2005 were $18.0 million, an increase of $1.7 million or 10.2%, compared to the prior year. The increase in Sales & Marketing was $0.8 million or 17.3% and was primarily due to increased advertising expense. General & Administrative expense increased by $0.9 million or 7.7%, primarily due to increases in salaries and benefits. Our Phantom Stock Plan was terminated in July 2005 and participants were paid on December 30, 2005. Compensation expense of $0.5 million was recorded in 2005 versus $0.2 million in 2004. Overall headcount increased from 92 to 95 or 3.3%. During 2005, we hired a Chief Marketing Officer and a Vice President of Finance. As a percentage of net revenues, Sales and Marketing, General and Administrative Expenses for the year ended December 31, 2005 were 21.3% compared to 18.8% in the prior year.

Other Expense: Interest expense, net increased to $2.5 million for the year ended December 31, 2005 from $1.1 million for the year ended December 31, 2004 due to higher borrowings required due to increases in working capital and to fund operating losses. Interest expense of $0.6 million was recorded in 2005 for the warrants issued in connection with the bridge notes.

Net Losses: We experienced a net loss of $10.3 million or $3.88 per share for the year ended December 31, 2005 compared to a net loss of $6.3 million or $2.56 per share for the year ended December 31, 2004. Our 2005 net loss per share reflects a deemed dividend of $1.2 million related to a loss we experienced upon extinguishment of debt held by a significant shareholder on December 29, 2005.

Liquidity and Capital Resources

Historically, our primary sources of capital have been cash flow from operations and loans from affiliated parties. More recently, our primary source of capital has been from private offerings of our common stock and warrants to acquire our common stock. We closed the first part of our private offering on December 29, 2005 and the second closing was on February 3, 2006 in which we raised an aggregate of a net $29.5 million.

Net cash used in operating activities for the years ended December 31, 2006, 2005 and 2004 was $9.9 million, $6.7 million and $5.2 million, respectively. The 2006 increase was primarily due to decreases in accounts payable and accrued expenses somewhat offset by lower 2006 net losses and lower inventories. Inventory levels, accounts payable and accrued expense balances fluctuate based on cash availability as well as availability of product in the market. The 2005 increase was primarily due to higher net losses from 2004 offset by cash provided by changes in working capital items; primarily inventories and accrued expenses.

Net cash from investing activities was $5.3 million, ($5.7 million) and $1.9 million for years ended December 31, 2006, 2005 and 2004, respectively. Investing activities during 2004 primarily included a $2.0 million decrease in restricted investments.

Restricted investments used primarily as collateral on irrevocable letters of credit increased during 2005 when a $5.0 million letter credit was issued to major vendor in lieu of restricting cash. In 2006, restricted investments decreased $6.8 million as we used our credit facility which provides for up to $7.0 million in letters of credit alleviating the need for restricted investments. In addition, during the year ended December 31, 2006 the Company had capital additions of $0.7 million and purchased intangible assets of $0.7 million.

Net cash from financing activities was ($1.9 million), $31.9 million and $4.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. The $1.9 million cash used at December 31, 2006 was primarily due to payments made under the flooring facility. For the year ended December 31, 2005, the inflow was primarily related to the private placement of approximately ten million shares of our common stock and a net increase in debt of $4.6 million. For the year ended December 31, 2004, payments under our flooring facility and other debt agreements partially offset $9.0 million of new borrowings from Petters Group.

In fiscal years 2004 and 2005, we borrowed a total of $10.5 million from Petters Group. The borrowings were secured by a subordinated security interest in all of our assets, were due March 31, 2006 and had an annual interest rate of 14% payable monthly. There were no financial covenants provided for in the notes or security agreement. These notes were cancelled by the note holders and the cancellation was used as consideration in exchange for the issuance to Petters Company, Inc. of 1,222,223 shares of common stock (all of which are subject to redemption and were redeemed during 2006) and warrants to purchase 305,556 shares of common stock, and the issuance to Petters Group of 1,111,111 shares of common stock (1,000,001 of which were subject to redemption and were redeemed during 2006) and warrants to purchase 277,778 shares of common stock. We recorded a loss of $1.2 million on the extinguishment of debt to Petters Group, which represented the difference between the carrying value of the debt and the fair value of the units exchanged which included redeemable shares. The loss was recorded as a deemed dividend.

On November 10, 2003, we entered into an amended Microsoft Enterprise Agreement with Microsoft, Inc. (the “Microsoft Agreement”). This Microsoft Agreement enables us to license one or more of Microsoft’s license products across our platform to ensure that our entire enterprise will be licensed. Under the terms of the agreement, amounts are payable in quarterly installments of approximately $102,000 through December 31, 2006. We accounted for the amended agreement by adjusting the then present balance of the obligation under the existing agreement to the new obligation under the amended agreement. The incremental additional obligation of $80,000 associated with the amended agreement was capitalized in computer software and is being amortized over its estimated useful life, which ended December 31, 2006. The agreement with Microsoft was renewed in January 2007 for a term of three years at a cost of $0.1 million a year.

In April 2005, we entered into a 90 day debt agreement with Lancelot Investors Fund, L.P. (“Lancelot”), which was extended for one year on July 26, 2005. The note bore interest at an annual rate of 14% due monthly. The note was to be due in July 2006 and was guaranteed by Petters Group and Thomas J. Petters, a stockholder. This debt was retired with proceeds from our first private offering to accredited investors in December 2005.

In October 2005, we obtained $5.0 million in bridge notes from two investors (the “Note Holders”). On closing of our private placement in December 2005, the Note Holders exchanged the bridge notes for 1,111,111 shares of common stock and we issued to the Note Holders warrants to purchase 333,333 shares of common stock for a period of three years at an exercise price of $4.50 per share. The fair value of the warrants was determined to be $0.6 million, using the Black-Scholes model and was recorded as interest expense in the accompanying statements of operations.

On December 29, 2005 in connection with the first part of a private offering, including the issuance and exchange of the bridge notes, we received cash proceeds of approximately $25.4 million. The proceeds received in the second part of the private offering on February 3, 2006 resulted in no net proceeds to uBid because the proceeds were used to pay related fees and expenses of $1.5 million and $12 million of the proceeds were used to redeem 2,666,668 shares of common stock in connection with the merger, the first part of the private offering, and cancellation of debt. On February 6, 2006, we redeemed 1,222,223 shares of common stock that were previously issued to Petters Company, Inc. and 1,000,001 shares of common stock previously issued to Petters Group.

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25.0 million. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company’s assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7.0 million of the maximum amount is available for irrevocable, standby and documentary letters of credit. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank’s prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $0.5 million if the Company terminates the Credit Agreement during its first year, $0.4 million if it terminates the Credit Agreement during its second year and $0.1 million if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum monthly interest of $0.01 million. The Company as of December 31, 2006 had $0.1 million in deferred financing fees being amortized over the life of the Credit Agreement. As of December 31, 2006, the effective loan rate was 8.25% and the Company had no outstanding balance and was in compliance with all the loan covenants.

We believe that current working capital, together with cash flows from operations and current cash on hand will be adequate to support our current operating plans and any anticipated capital expenditures for at least the next 12 months.

Contractual Obligations

As of December 31, 2006, our only contractual obligations are related to operating leases which consist of base rent under our current leases for both our corporate office and call center. Under both leases we also pay additional rent for our proportionate share of common area maintenance, real estate taxes and other operating expenses. Minimum payments under these leases are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating Leases	$1,530,487	$452,238	$451,749	$468,200	$158,300

Off-Balance Sheet Arrangements

As of December 31, 2006, 2005 and 2004, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K, promulgated by the SEC.

Inflation

Inflation has not had a material impact upon operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be adversely affected by inflation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We currently have a credit and security agreement subject to floating rates on outstanding balances. However, at December 31, 2006 there was no outstanding balance. We currently have no exposure to risks associated with foreign currency exchange rates. It is our policy not to enter into derivative financial instruments. Accordingly, we do not believe that changes in interest or currency rates will have a material effect on our liquidity, financial condition or results of operations.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
uBid.com Holdings, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of uBid.com Holdings, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of uBid.com Holdings, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, effective January 1, 2006, uBid.com Holdings, Inc. adopted the fair value method of accounting provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), “Share Based Payment.”

/s/ BDO Seidman, LLP

Chicago, Illinois
March 27, 2007

uBid.com Holdings, Inc and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands, except par value data)

	December 31,
	2006	2005

Assets
Current Assets
Cash and cash equivalents	$14,785	$21,176
Restricted investments	214	7,003
Accounts receivable, less allowance for doubtful accounts of $215 and $60, respectively	1,810	1,306
Merchandise inventories	4,054	5,989
Prepaid expenses and other current assets	1,189	646

Total Current Assets	22,052	36,120

Property and Equipment, net	924	524
Purchased Intangible Assets	602	-

Total Assets	$23,578	$36,644
Liabilities and Shareholders' Equity
Current Liabilities
Flooring facility	$152	$1,612
Accounts payable	2,239	4,456
Accrued expenses:
Advertising	428	397
Merger and offering costs	-	2,000
Other	1,024	1,187
Current maturities of long-term debt	-	410

Total Current Liabilities	3,843	10,062

Redeemable Common Stock, $.001 par value (2,666,668 shares in 2005)	-	12,000
Shareholders' Equity
Common stock, $.001 par value (200,000,000 shares authorized; 20,333,333 and 19,399,334 issued and outstanding, respectively)	20	17
Stock warrants	8,086	6,322
Additional paid-in-capital	36,848	25,907
Accumulated deficit	(25,219)	(17,664)

Total Shareholders' Equity	19,735	14,582

Total Liabilities and Shareholders' Equity	$23,578	$36,644

The accompanying notes are an integral part of these consolidated financial statements.

uBid.com Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
(Dollars in Thousands, except for per share data)

	Year Ended December 31,

	2006	2005	2004
Net Revenues	$66,559	$84,592	$87,002

Cost of Revenues	56,421	73,062	75,837

Gross Profit	10,138	11,530	11,165

Operating Expenses:
General and Administrative (1)	12,973	13,045	12,112
Sales and Marketing	4,987	4,996	4,260

Total Operating Expenses	17,960	18,041	16,372

Loss From Operations	(7,822)	(6,511)	(5,207)

Other Income (Expense):
Interest Expense	(375)	(2,925)	(1,188)
Interest Income	642	124	86
Miscellaneous Income	-	263	-
Total Other Income (Expense), Net	267	(2,538)	(1,102)

Net Loss	(7,555)	(9,049)	(6,309)

Preferred Stock and Other Deemed Dividends	-	(1,216)	(60)

Net Loss Available to Common Shareholders	$(7,555)	$(10,265)	$(6,369)

Net Loss per share - Basic and Diluted (2)	$(0.37)	$(3.88)	$(2.56)

Weighted Average Shares - Basic and Diluted	20,260,689	2,643,936	2,487,107

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Includes $30, $360 and $264 of management fees charged to uBid by Petters Group for the years ended December 31, 2006, 2005 and 2004.

(2)	Reflects the retroactive effects of the impact of the Company's December 2005 merger with Cape Coastal and the resulting exchange of the Company's 1,072 shares of common stock outstanding for the stock of Cape Coastal at an exchange ratio of 2,320 to 1 for the years ended December 31, 2005 and 2004.

uBid.com Holdings, Inc.
Consolidated Statements of Shareholders' Equity
(Dollars in Thousands)

	Preferred Stock		Common Stock		Stock	Paid-in	Accumulated
	Shares	Dollars	Shares	Dollars	Warrants	Capital	Deficit	Total

Balance, December 31, 2003	2,500	$1,060	2,487,107	$—	$75	$—	$(1,030)	$105

Preferred stock dividends	—	60	—	—	—	—	(60)	—
Net loss	—	—	—	—	—	—	(6,309)	(6,309)
Balance, December 31, 2004	2,500	1,120	2,487,107	—	75	—	(7,399)	(6,204)

Preferred stock dividends	—	60	—	—	—	—	(60)	—
Conversion of preferred stock (1)	(2,500	(1,180)	5,800,159	8	—	1,172	—	—
Exercise of warrants (2)	—	—	436,172	1	(75)	74	—	—
Issuance of common stock (3)	—	—	76,562	—	—	444	—	444
Merger with Cape Coastal (4)	—	—	599,331	—	—	(2,061)	—	(2,061)
Private offering (5)	—	—	10,000,003	8	5,200	29,792	—	35,000
Deemed dividend (6)	—	—	—	—	—	1,156	(1,156)	—
Private offering costs (7)	—	—	—	—	522	(4,670)	—	(4,148)
Warrants issuance (8)	—	—	—	—	600	—	—	600
Net loss	—	—	—	—	—	—	(9,049)	(9,049)
Balance, December31, 2005	—	—	19,399,334	17	6,322	25,907	(17,664)	14,582

Second private offering (9)	—	—	333,332	3	1,560	11,937	—	13,500
Stock Compensation Expense	—	—	—	—	—	708	—	708
Second private offering costs (9)	—	—	600,667	—	204	(1,704)	—	(1,500)
Net Loss	—	—	—	—	—	—	(7,555)	(7,555)

Balance, December 31, 2006	—	$—	20,333,333	$20	$8,086	$36,848	$(25,219)	$19,735

The accompanying notes are an integral part of these condensed consolidated financial statements.

(1)
Conversion of 2,500 shares of convertible voting preferred stock just prior to the merger with Cape Coastal and exchange of resulting 2,500 shares of common stock for the common stock of Cape Coastal at an exchange ratio of 2,320 to 1. See Footnote 3. Dividends were not paid and therefore reflected as a contribution to paid-in-capital.

(2)
Exercise of warrants just prior to the merger with Cape Coastal and exchange of resulting 188 shares of common stock for the common stock of Cape Coastal at an exchange ratio of 2,320 to 1. See Footnote 3.

(3)	The Company issued 33 shares of its non-voting common stock in October 2005 for $444. These shares are also reflected as exchanged common stock at an exchange ratio of 2,320 to 1. See Footnote 3.
(4)
Upon the December 2005 merger with Cape Coastal, which has been accounted for as a reverse acquisition, the previous owners of Cape Coastal retained 599,331 shares of $0.001 par value common stock (out of 200,000,000 authorized shares) and the Company assumed net liabilities of Cape Coastal of $61. In addition, 444,444 shares of common stock owned by the previous uBid stockholders became subject to redemption and were reclassified out of permanent equity. These shares were redeemed during 2006. See Footnote 3.

(5)
Concurrent with the December 2005 merger with Cape Coastal, the Company completed the first part of a private placement under which it issued 10,000,003 shares of common stock and stock warrants valued at $5,200 for an aggregate of $45,000. Of the issued shares, 2,222,224 were subject to redemption and are therefore not classified as permanent equity. These shares were redeemed in 2006.

(6)	Represents loss on extinguishment of shareholder debt. See Footnote 8.
(7)	Private offering costs included warrants issued to transaction advisors valued at $522 and cash expenses of $4,148. See Footnote 3.
(8)	Concurrent with the private offering, the Company issued warrants to certain lenders valued at $600 as provided in the credit agreement governing such debt. See Footnote 3.
(9)
On February 3, 2006, the Company completed the second part of the private offering of Units to accredited investors. In this offering, the Company sold 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of it’s common stock on the same terms as described above for an aggregate $13,500. The Company also redeemed the 2,666,668 shares of common stock issued in connection to the merger and the first private offering that were subject to redemption at a price of $4.50 per share (and then reissued these shares without the redemption feature as part of the 3,000,000 shares sold). The Company also issued 600,667 shares of common stock (valued at $4.50 per share) to shareholders of Cape Coastal prior to merger and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of it’s common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the warrants and the shares issued to Calico Capital Group, were $4,407.

uBid.com Holdings, Inc and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,

	2006	2005	2004
Cash Flows From Operating Activities
Net loss	$(7,555)	$(9,049)	$(6,309)
Adjustments to reconcile net loss to net cash used in Operating activities
Depreciation and amortization	438	181	176
Interest expense paid with warrants	-	600	-
Non-cash compensation expense	708	-	200
Changes in assets and liabilities:
Accounts receivable	(504)	(660)	(454)
Merchandise inventories	1,935	1,217	(1,476)
Prepaid expenses and other current assets	(542)	(74)	265
Accounts payable	(2,217)	(13)	2,065
Accrued expenses	(2,133)	1,051	370

Net cash used in operating activities	(9,870)	(6,747)	(5,163)

Cash Flows From Investing Activities
Capital expenditures	(717)	(376)	(109)
Purchased intangible assets	(723)	-	-
Change in restricted investments	6,789	(5,344)	2,011

Net cash provided by (used in) investing activities	5,349	(5,720)	1,902

Cash Flows From financing Activities
Change in flooring facility	(1,460)	1,523	(3,167)
Proceeds from issuance of related-party debt	-	1,500	9,000
Proceeds from issuance of Bridge notes	-	5,000	-
Proceeds from sale of common stock and warrants	13,500	29,500	-
Redemption of common stock	(12,000)	-	-
Fees paid in conjunction with Merger and offerings	(1,500)	(4,148)	-
Payments on notes payable	-	(1,000)	(1,000)
Proceeds from sale of non-voting common stock	-	444	-
Repayment of related-party debt	-	(500)	-
Payments on long-term debt	(410)	(410)	(666)

Net cash (used in) provided by financing activities	(1,870)	31,909	4,167

Net (Decrease) Increase in Cash and Cash Equivalents	(6,391)	19,442	906

Cash and Cash Equivalents, beginning of year	21,176	1,734	828

Cash and Cash Equivalents, end of year	$14,785	$21,176	$1,734

Supplemented Cash Flow Disclosure
Cash paid for interest	$275	$2,494	$1,056

Common stock and warrants issued in exchange for cancellation of related party debt	$-	$10,500	$-

Common stock and warrants issued in exchange for cancellation of debt	$-	$5,000	$-

Warrants and stock issued as stock issuance costs	$2,907	$522	$-

The accompanying notes are an integral part of these consolidated financial statements.

uBid.com Holdings, Inc.
Notes to Consolidated Financial Statements
(Dollars in Thousands, except per share data)

1.	Organization and Operations
uBid.com Holdings, Inc. (the “Company”), formerly uBid, Inc., operates a leading on-line marketplace that enables itself, certified merchants, manufacturers, retailers, distributors and small businesses to offer high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to consumer and business customers. Through the Company’s website, located at www.ubid.com, the Company offers merchandise across a wide range of product categories including but not limited to computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles. The Company’s marketplace employs a combination of auction style and fixed price formats.

uBid, Inc. commenced operations in 1997 primarily selling computer and consumer electronics on our online auction style marketplace as a wholly-owned subsidiary of PC Mall. In December 1998, uBid completed an initial public offering.

In April 2000, CMGI, Inc. (“CMGI”) acquired ownership of uBid, Inc. in a stock-for-stock merger transaction valued at approximately $407,000. Upon closing, uBid, Inc. became a wholly- owned subsidiary of CMGI.

On April 2, 2003, CMGI sold substantially all of the assets and non-related party liabilities of uBid, Inc. to Takumi Interactive, Inc., an investment vehicle of Petters Group Worldwide, LLC (“Petters Group”) formed on March 7, 2003, which changed its name to uBid, Inc. immediately after the acquisition. As a result of the transaction, uBid became a separate stand-alone business owned substantially by the Petters Group. In consideration of the asset sale, Takumi paid CMGI (1) $1,612,500 in cash at closing, (2) a promissory note in the aggregate principal amount of $2,000,000, bearing interest at the prime rate plus 1.5%, payable in two equal installments on the first and second anniversaries of the closing, and (3) a warrant to purchase non-voting common stock of uBid constituting 5% of the outstanding common stock of uBid on the consummation of the business sale.

On December 29, 2005 (the “Closing Date”) , uBid entered into a Merger Agreement and Plan of Reorganization with Cape Coastal Trading Corporation (the previous public reporting entity), and uBid Acquisition Co., Inc., a wholly-owned subsidiary of Cape Coastal. Under the Merger Agreement, uBid Acquisition Co. merged with and into uBid, with uBid remaining as the surviving corporation and our wholly-owned subsidiary.

Before the merger, Cape Coastal Trading Corporation was a shell company. Our business operations following the merger are those of our wholly-owned subsidiaries, uBid and Dibu Trading Corporation.

The merger was treated as a recapitalization of uBid for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger have been replaced with the historical financial statements of uBid before the merger. The name Cape Coastal was subsequently changed to uBid.com Holdings, Inc. in February 2006.

2.	Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

	Year-End	The Company’s fiscal years end on December 31.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in two institutions and has concentration of credit risk to the extent deposits exceeded the federally insured limits.

	Restricted Investments	The Company maintains restricted collateral invested in money market accounts and are used as security for the Company’s office lease and purchases from certain suppliers. Interest on the money market account is earned at 2.0% per annum.

During 2005 the Company was required to maintain Letters of Credit collateralized by restricted investments to support credit lines with certain suppliers. For 2006, a maximum of $7,000 was available under the credit line described in Note 10 eliminating the need for restricted investments.

Accounts Receivable
Accounts receivable consist of amounts due from customers, businesses, and credit cards billed for which payment has not yet been received at year end. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential losses based on historical trends and known current factors.

Activity relating to the allowance for doubtful accounts is summarized as follows:

December 31,	2006	2005	2004

Balance, beginning of year	$60	$8	$15
Charged to costs and expenses	155	56	1
Write-offs, retirements and recoveries	-	(4)	(8)

Balance, end of year	$215	$60	$8

Merchandise Inventories
Merchandise inventories consist of merchandise purchased for resale and are valued at the lower of specifically identified cost or market. The Company establishes allowances for damages, excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property and Equipment	Property and equipment are stated at cost and depreciated/amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixtures	7 years
Computer equipment	3 years
Leasehold improvements	Life of Lease

Maintenance and repairs are charged to expense as incurred. Major betterments are capitalized and depreciated over the remaining useful lives of the respective assets. Gains and losses on disposal of assets are credited or charged to income.

Purchased Intangible Assets	Purchased intangible assets consist primarily of a trademark and customer relationships. These assets are amortized over their estimated useful lives of twelve to twenty-four months.

Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or circumstances indicate the remaining useful life of any long-lived assets may warrant revision or that the remaining carrying value of such assets may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. No impairment has been recognized for the years ended December 31, 2006 and 2005.

Financial Instruments
The carrying amounts reported in the balance sheet for cash, cash equivalents, restricted investments, accounts receivable, flooring facility, accounts payable, accrued expenses and current maturities of long term debt approximate fair value because of the short-term nature of these amounts.

Revenue Recognition	The Company sells merchandise under two types of arrangements, direct purchase sales and revenue sharing arrangements.

For direct purchase sales, the Company is responsible for conducting the auction for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. In accordance with the provisions of Staff Accounting Bulletin 104, the Company recognizes revenue when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped (FOB Shipping Point) and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For sales of merchandise under revenue-sharing agreements, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or returns risk related to these sales. The Company records commission revenue at the time of shipment. Commission revenues recognized under revenue sharing arrangements were $4,686, $3,384 and $1,827 for the periods ended December 31, 2006, 2005 and 2004, respectively.

Shipping and Handling Costs
Shipping costs that are billable to the customer are included in revenue and all shipping costs that are payable to vendors are included in cost of revenues in the accompanying consolidated statements of operations. Handling costs consisting primarily of the third party logistics warehouse costs are included in general and administrative expenses and for the years ended December 31, 2006, 2005 and 2004 were $767, $874, and $1,025 respectively.

Merchandise Return Policy
The Company’s return policy, for all selling arrangements, is that merchandise sold by the Company can be returned within 15 days. Returns are subject to a 15% restocking fee which are included in revenues. Restocking fees for the periods ended December 31, 2006, 2005 and 2004 were $81, $71 and $80, respectively. However, the Company, although not obligated to do so, may accept merchandise returns outside the 15-day period if a product is defective or does not conform to the specifications of the item sold at auction, and attempts to work with its customers to resolve complaints about merchandise. The Company provides an accrual for estimated future returns at the time of shipment based on historical experience.

Activity relating to the merchandise return accrual is summarized as follows:

December 31,	2006	2005	2004

Balance, beginning of year	$(30)	$(30)	$(30)
Charged to costs and expenses	(894)	(458)	(611)
Write-offs, retirements and recoveries	894	458	611

Balance, end of year	$(30)	$(30)	$(30)

Advertising Costs
The Company has marketing relationship agreements with various online companies such as portal networks, contextual sites, search engines and affiliate partners. Agreements have varying terms including 1-14 day cancellation clauses. Advertising costs are generally charged to the Company monthly per vendor agreements, which typically are based on visitors and/or registrations delivered to the site or at a set fee. Agreements do not provide for guaranteed renewal and may be terminated by the Company without cause. Such advertising costs are charged to expense as incurred.

Total advertising costs included in Sales and Marketing expense in the Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004 were $4,374, $4,297 and $3,756, respectively.

Stock-Based Compensation
Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”). This pronouncement requires companies to measure the cost of employee service received in exchange for a share-based award (typically stock options) based on the fair value of the award. The Company has elected to use the “modified prospective” transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. There were no options granted prior to December 29, 2005. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statement of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the grant date fair value estimated in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Prior to 2006, the Company accounted for employee stock options using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and associated interpretations using the intrinsic method. Generally, no expense was recognized related to its stock options under this method because the stock option’s exercise price was set at the stock’s fair market value on the date the option was granted. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the year ended December 31, 2006 was $0.7 million.

Income Taxes
The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the income tax bases and financial reporting amounts of existing assets and liabilities. A valuation allowance is provided when it is more likely than not that all or some portion of deferred income tax assets will not be realized.

Net Loss Per Share
The Company computes loss per share under Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” The statement requires presentation of two amounts: basic and diluted loss per share. Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average common shares outstanding. Dilutive earnings per share would include all common stock equivalents unless anti-dilutive.

Due to losses in each period presented, the Company has not included the following common stock equivalents in its computation of diluted loss per share as their input would have been anti-dilutive. Considering the retroactive reflection of the merger with Cape Coastal and the resulting share exchange, no common stock equivalents were outstanding until 2005.

December 31,	2006	2005
Shares subject to stock warrants	3,903,336	3,063,336
Shares subject to stock options	1,530,600	1,721,700
	5,433,936	4,785,036

New Accounting Pronouncements	In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

In addition, the Company is reviewing the following Emerging Issues Task Force (“EITF”) consensuses and does not currently expect that the adoption of these will have a material impact on its consolidated results of operations and financial condition:

▪
EITF 05-5, “Accounting for Early Retirement or Post-employment Programs with Specific Features issued in June 2005 and effective for the Company in the first quarter of 2007, this EITF applies to early retirement programs which create incentives for employees, within a specific age group, to transition from full or part-time employment to retirement before legal retirement age.

▪
EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits.” Issued in June 2006 and effective for the Company in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.

▪
EITF 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee.” Issued in November 2006 and effective for the Company in the second quarter of 2007, this EITF requires certain disclosures whenever a change is made to modify or eliminate the time lag (usually three months or less) used for recording results of consolidated entities or equity method investees that have a different fiscal year end than the Company.

▪
EITF 00-19-2 , “ Accounting for Registration Payment Arrangements”. Issued in December 2006, this pronouncement requires an entity to recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument subject to that arrangement. If the transfer of consideration is probable and reasonably estimated at inception, the liability should be included in the allocation of proceeds from the financing transaction. The effective date is for financial statements issued for fiscal years beginning after December 31, 2006 and retrospective application is not permitted.

3.	Merger and Private Offerings
On December 29, 2005, Cape Coastal Trading Corporation, uBid Acquisition Co., Inc. (“Acquisition Sub”) and uBid, Inc. entered into a Merger Agreement and Plan of Reorganization. Under the Merger Agreement, Acquisition Sub merged with and into uBid, Inc., with uBid, Inc. remaining as the surviving corporation and a wholly-owned subsidiary of Cape Coastal Trading Corporation (or “Cape Coastal”). Just prior to the closing date, all outstanding convertible preferred shares and warrants to acquire common shares of uBid were converted and exercised such that, just prior to the merger 3,793 common shares were outstanding which were exchanged on a 2,320 to 1 basis on the closing date into 8,800,000 shares of common stock with up to 444,444 shares of common stock subject to redemption at a redemption price of $4.50. The Financial Statements reflect the impact of the merger and the resulting exchange of the Company’s common stock outstanding before the conversion and exercise of the convertible preferred stock and warrants. The stockholders of Cape Coastal before the merger retained 599,331 shares of common stock. Before the merger, Cape Coastal was a public shell company. Concurrent with the merger, the Company amended its Certificate of Incorporation to change its name from Cape Coastal Trading Corporation to “uBid.com Holdings, Inc.”

The merger was treated as a recapitalization of uBid for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger were replaced with the historical financial statements of uBid before the merger. All share and per share data has been retroactively restated to reflect the implicit conversion ratio related to the exchange of shares in the merger.

Concurrent with the merger, the Company completed the first part of a private offering of common stock shares and warrants (the “Units”) to accredited investors. The Company sold 10,000,003 shares of its common stock of which 2,222,224 shares were subject to redemption and warrants to purchase 2,500,003 shares of its common stock at $5.85 for a period of 5 years, for aggregate consideration of approximately $45,000. These warrants were valued at $2.08 per warrant for an aggregate of $5,200 using a Black-Scholes model (see Note 16 for pricing assumptions). Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10,500 of debt held by the Petters Group and $5,000 of debt held by the bridge loan holders. Rather than accepting cash consideration for the Units acquired by these investors, the Company agreed to issue Units at a rate of one Unit for each $4.50 of debt for consideration of the note holders’ cancellation of the existing notes. Of the 3,444,444 Units issued in exchange for debt, 2,222,224 Units were issued to Petters Group with common shares that were subject to redemption at a redemption price of $4.50. For debt exchanged with Units that did not have redeemable common shares, the value of the securities issued in exchange for the debt equaled the face value of the debt exchanged, and accordingly, no gain or loss was recognized or recorded by the Company. Due to the higher value of the redeemable common shares issued to Petters Group, the Company realized a loss of approximately $1,156 upon the exchange of debt for Units with those redeemable common shares. However, as the Petters Group is considered a significant related party to the Company, the exchange was treated for accounting purposes as a capital transaction and the resulting loss was reflected as a dividend to shareholders rather than as a direct reduction of net earnings. Therefore, the consideration the Company received on the Closing Date consisted of approximately $29,500 in cash and $15,500 in cancelled debt. In addition, on the Closing Date, the Company issued warrants to purchase 333,333 shares of its common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $600, was recorded as interest expense. The Company also issued warrants to purchase 230,000 shares of its common stock to its placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $522, was recorded as cost of the equity issuance. These warrants were valued at $1.80 and $2.27, respectively, per warrant for an aggregate of $1,122 using a Black-Scholes model (see Note 16 for pricing assumptions). Issuance costs, including the value of the placement agent warrants, were $4,670.

On February 3, 2006, the Company completed the second part of the private offering to accredited investors. In this offering, the Company sold on the same terms as described above for an aggregate of $13,500, 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock. The Company also redeemed the 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to Cape Coastal and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the placement agent warrants and the shares issued to Calico Capital Group, were $4,407.

4.	Merchandise Inventories	Merchandise inventories consist of the following:

December 31,	2006	2005	2004

Merchandise Inventories	$4,095	$5,973	$6,375
Inventory in transit	108	331	1,352
Less reserves	(149)	(315)	(521)

Total	$4,054	$5,989	$7,206

Activity relating to the inventory reserve is summarized as follows:

December 31,	2006	2005	2004

Balance, beginning of year	$(315)	$(521)	$(935)
Charged to costs and expenses	(1,621)	(1,153)	(1,216)
Write-offs	1,787	1,359	1,630

Balance, end of year	$(149)	$(315)	$(521)

5.	Major Suppliers
During the year ended December 31, 2006, Sony Electronics, Inc. (“Sony”) and Hewlett Packard Company (“HP”), accounted for 12.86% and 7.58%, respectively, of the Company’s inventory purchases. Amounts due at December 31, 2006 included in accounts payable and flooring facility were approximately $883 and $254, respectively, to these vendors.

During the year ended December 31, 2005, Sony and HP, accounted for 33.2% and 8.9%, respectively, of the Company’s inventory purchases. Amounts due at December 31, 2005 included in accounts payable and flooring facility were approximately $752 and $433, respectively, to these vendors.

During the year ended December 31, 2004, Sony and HP accounted for 54.7% and 10.9%, respectively, of the Company’s inventory purchases. Amounts due at December 31, 2004 included in accounts payable and flooring facility were approximately $2,166 and $30, respectively, to these vendors.

6.	Property and Equipment	Property and equipment consist of the following:

December 31,	2006	2005

Computer equipment	$978	$645
Furniture and fixtures	95	53
Leasehold improvements	511	20
Construction in progress	-	150

	1,584	868
Less accumulated depreciation	(660)	(344)

Total	$924	$524

Depreciation and amortization expense was $316, $181 and $176 for the years ended December 31, 2006, 2005 and 2004, respectively.

7.	Purchased Intangible Assets
During 2006, the Company purchased certain intangible assets consisting of a trademark and customer list totaling approximately $723. Total amortization for the year ended December 31, 2006 was approximately $122. Amortization expense expected to be incurred for the years ending December 31, 2007 and December 31, 2008 is $361 and $240, respectively.

8.	Related Party Transactions	The following represents significant transactions between the Company and Petters Group, a holder of greater than 5% of our voting common stock during 2006, 2005 and 2004.

Service Assistance
The Company had entered into an advisory agreement with Petters Group, whereby Petters Group provided financial and management consulting services to the Company for a fee. General and administrative expenses include approximately $30, $360 and $264 for management fees payable to the Petters Group for services rendered during 2006, 2005 and 2004, respectively. The agreement was terminated in January 2006.

Product Purchases
The Company purchases products from Petters Group for direct purchase sales. Purchases from Petters Group were $365, $1,597 and $1,473 for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, amounts due to Petters Group included in accounts payable were $36 and $442, respectively.

Product Sales
Petters Group owns approximately 25% of the outstanding shares of WSS Media, Inc., (“WSS”). During the year ended December 31, 2005, we sold approximately $223,000 in product to WSS Media, Inc. At December 31, 2005, the balance was unpaid. We made no sales to WSS in 2006 and had no outstanding balance at December 31, 2006.

Promissory Notes
During 2005, the Company had a convertible promissory note of $500 due to the Petters Group. This note bore an annual interest rate of 8%. This note and the related unpaid, earned interest was due and paid in full April 8, 2005.

On April 2, 2003, the Company entered into a secured revolving credit agreement with the Petters Group for up to $5,000. On November 22, 2004, the Company entered into a second secured revolving credit agreement for up to $4,000. Both agreements were secured by a subordinated security interest in all of the assets of the Company. Both agreements were renewed on March 21, 2005 and were scheduled to expire on March 31, 2006. Borrowings bore an annual interest rate of 14%. In April 2005, the second secured revolving credit agreement of up to $4,000 was increased by $1,500 to $5,500.

On December 29, 2005, Petters Group debt consisting of $10,500 under the secured credit agreements was cancelled and exchanged for 2,333,334 shares of common stock and 583,333 warrants with a five year life and an exercise price of $5.85. Of the shares of common stock issued, 2,222,224 shares were redeemable at $4.50 per share if the minimum 10,000,000 units were sold in the first private offering and the second private offering occurred within 40 days of the first private offering. All accrued interest was paid on December 29, 2005. A loss of $1,156 on the extinguishment of debt was incurred and was recorded as a deemed dividend in 2005.

During 2005, the Company had a $5,000 note payable that bore interest at 14% due monthly to Lancelot Investments. The note was paid on December 29, 2005 with proceeds from the first private placement. The Lancelot Investment note was guaranteed by the Petters Group.

Interest Expense	A summary of the interest expense on related-party debt is as follows:

December 31,	2006	2005	2004

$500 note payable	$-	$67	$67
$5,000 revolver	-	670	624
$5,500 revolver	-	670	42
Lancelot Investment $5,000 note payable	-	480	-

Total	$-	$1,887	$733

9.	Flooring Facility
During 2006, 2005 and 2004, the Company maintained a short-term $1,000, $4,000 and $1,500 secured flooring facility with IBM (the “Flooring Facility”), respectively, whereby IBM made payments on behalf of the Company to its vendors. Under the terms of the agreement, the Flooring Facility does not bear interest if outstanding balances are paid within the terms specific to each vendor; otherwise, interest is accrued on outstanding balances at the prime rate plus 6.5% (effectively 14.5% at December 31, 2006). The Company accounts for all Flooring Facility purchases as a financing cash inflow, with a corresponding cash outflow for the increase in its inventory. Upon repayment, the cash outflow is reported as a financing activity. The net effect on operating cash flow is the amount of gross profit generated. Interest expense for the years ended and December 31, 2006, 2005 and 2004 relating to the Flooring Facility was $150, $140 and $432, respectively.

As of December 31, 2006 and 2005, amounts outstanding under the Flooring Facility consist of the following:

December 31,	2006	2005
Face value	$154	$1,628

Less discount	(2)	(16)

Present Value	$152	$1,612

During 2006 and 2005, the Flooring Facility was secured by security deposits of $1,000 and $4,000, respectively. (See Note 2, restricted investments, for further explanation.) There are no restrictive covenants on the Flooring Facility.

10	Long-Term Debt
On November 10, 2003, the Company entered into an amended Microsoft Enterprise Agreement with Microsoft, Inc. (the “Microsoft Agreement”). This Microsoft Agreement enables the Company to license one or more of Microsoft’s license products across the Company’s platform to ensure that the entire Company’s enterprise will be licensed. Under the terms of the agreement, amounts were payable in quarterly installments of approximately $102 through December 31, 2006. The December 31, 2005 balance of $410 was paid in 2006. The Company accounted for the amended agreement by adjusting the then present balance of the obligation under the existing agreement to the new obligation under the amended agreement. The incremental additional obligation of $80 associated with the amended agreement was capitalized in computer software and is being amortized over its estimated useful life. Accumulated amortization was $80 at December 31, 2006 and $53 at December 31, 2005.

On July 21, 2004, the Company entered into an agreement with Banco Popular North America (“Banco Popular”) under which the Company obtained a $5,000 irrevocable letter of credit (“iLOC”) for the benefit of Sony. This iLOC is used as a security deposit for inventory purchases from Sony. Sony may draw upon the iLOC in the event the Company is in payment default. The iLOC bears an annual rate of interest of 2.0%. Sony then reimburses the Company 0.5%. The iLOC is secured by all of the assets of the Company. Petters Group and Lancelot Investment had provided a guarantee to Banco Popular for the full $5,000 in the event Sony drew upon the iLOC. In addition, Banco Popular has entered into inventory buyback agreements with Sony and the Petters Group. Sony and Petters Group have agreed to buy back the Sony product from the Company in the event of a default. On December 30, 2005, we provided a $5,000 deposit as a restricted cash security to Banco Popular to release Lancelot Investment and Petters Group from their obligations under the letter of credit.

On October 3, 2005, the Company  issued unsecured promissory notes in the aggregate amount of $5,000 (the “Bridge Notes”) to two institutional investors (collectively, the “Note Holders”). In connection with the issuance of the Bridge Notes, the Company, upon the first closing of our private offering on December 29, 2005, issued the Note Holders warrants to purchase 333,333 shares of common stock for a period of three years at a purchase price of $4.50. These warrants were recorded at fair value as interest expense in the accompanying statement of operations. In conjunction with the first closing, the Bridge Notes were exchanged for 1,111,111 Units consisting of 1,111,111 shares of common stock and 277,778 warrants with a five year life with an exercise price of $5.85. These shares did not have a redeemable feature and no gain or loss was recorded in the exchange.

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25,000. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company’s assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7,000 of the maximum amount is available for irrevocable, standby and documentary letters of credit. At December 31, 2006, the Company had $3,000 in letters of credit issued as security for purchases from certain suppliers. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank’s prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $500 if the Company terminates the Credit Agreement during its first year, $400 if it terminates the Credit Agreement during its second year and $100 if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum monthly interest of $10. The Company, as of December 31, 2006, had $100 in deferred financing fees being amortized over the life of the Credit Agreement. As of December 31, 2006, the effective loan rate was 8.25% and the Company had no outstanding balance and was in compliance with all the loan covenants.

11.	Employee Benefit Plans
Company employees participate in a 401(k) savings plan. The plan is open to all full-time eligible employees who have attained age 21 and have completed 30 days of service. Participants may make tax-deferred contributions subject to limitations specified by the Internal Revenue Code. Employee contributions of up to 3% are currently matched by the Company at a rate of 50%. Employees are 100% vested in their pretax contributions at all times and become fully vested in the employer-matching contribution after two years of service. During the years ended December 31, 2006, 2005 and 2004, the Company incurred $69, $70 and $59 of expenses, respectively, related to the 401(k) matching component of this plan.

12.	Contingent Liabilities
From time to time, the Company is subject to claims and administrative proceedings, including product liability matters, resulting from the conduct of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company. In addition, the Company maintains product liability insurance that is evaluated annually and considered adequate. There were no significant contingencies as of December 31, 2006.

13.	Income Taxes	The income tax provision for the years presented is as follows:

Year ended December 31,	2006	2005	2004
Current provision:
Federal	$-	$-	$-
State	-	-	-
Deferred benefit	(2,868)	(3,572)	(2,479)

Benefit for income taxes	(2,868)	(3,572)	(2,479)
Less increase in valuation allowance	2,868	3,572	2,479

Income tax provision	$-	$-	$-

The income tax benefit at the federal statutory tax rate is reconciled to the actual expense for income taxes for the years presented as follows:

Year ended December 31,	2006	2005	2004
Federal income tax benefit at federal statutory rate	$(2,659)	$(3,077)	$(2,159)
Effect of state income taxes	(209)	(495)	(320)
Increase in valuation allowance	2,868	3,572	2,479

Total	$-	$-	$-

Components of deferred income tax assets and liabilities are as follows:

December 31,	2006	2005
Deferred income tax assets:
Net operating loss carryforward	$8,935	6,204
Inventories	177	270
Stock-based compensation	320	-
Allowance for doubtful accounts	45	24
Property and equipment	41	44
Other	25	-
Gross deferred income tax assets	9,543	6,542

Deferred income tax liabilities	-	-
Property and equipment	(43)	-
Prepaid expenses	(208)	(118)

Gross deferred income tax liabilities	(251)	(118)

Net deferred income tax assets	9,292	6,424

Less valuation allowance	(9,292)	(6,424)

Net deferred income tax asset	$-	$-

The Company has an estimated federal net operating loss carryforward as of December 31, 2006 of $22,900 that have expiration dates from 2023 through 2027. Pursuant to section 382 of the Internal Revenue Code, the usage of these net operating loss carryforwards may be limited due to changes in ownership that have occurred or may occur in the future. The Company has not yet determined the impact, if any, that changes in ownership have had on net operating loss carryforwards. The Company has provided a valuation allowance against all of its deferred income tax assets as it is more likely than not that the deferred income tax assets will not be realized.

14.	Leases
The Company leases office space and certain equipment under operating leases expiring through 2010. Total rent expense from operating leases was approximately $605, $591 and $568 for the years ended December 31, 2006, 2005 and 2004, respectively.

The following is a schedule, by year, of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2006:

Year	Amount
2007	$452
2008	452
2009	468
2010	158

Total	$1,530

15.	Phantom Stock Appreciation Plan
The Company had a Phantom Stock Appreciation Plan in which certain employees had been issued phantom shares which were subject to certain vesting provisions. The plan was implemented on July 1, 2003 and issued phantom shares were scheduled to vest over four years. Effective July 2005, the Company terminated the Phantom Stock Appreciation Plan. The total expense incurred and recorded in conjunction with the plan termination was $463 in accordance with the plan agreement based on an independent third-party valuation. Payouts required under the plan were made with a portion of the proceeds from the first private offering described in Note 3. The Company recorded compensation expense of $463 and $200 in the years ended December 31, 2005 and 2004, respectively.

16.	Stock Warrants
The Company entered into a warrant agreement with CMGI pursuant to the terms of the asset purchase agreement dated April 2, 2003. The warrant agreement provided CMGI with the right to purchase shares of nonvoting common stock equal to up to 5% of the total fully converted common shares then outstanding, representing 436,172 shares (on a post - exchange basis) as of the acquisition date, at a de minimus exercise price. The warrant was immediately exercisable and had a term of five years. The warrant was assigned an estimated fair value of $75 in connection with the asset purchase agreement as determined by the board of directors based upon the value of the preferred stock issued by the Company in connection with its initial capitalization. The warrants were exercised on December 29, 2005 prior to the merger described in Note 3.

Additional stock warrants issued in December 2005 and February 2006 are described in Note 3. The following table summarizes information about warrants outstanding as of December 31, 2006:

Number Outstanding	Exercise Price	Remaining Contractual Life	Warrant Fair Value at issue date

3,250,003	$ 5.85	5 years	$ 2.08

333,333	$ 4.50	3 years	$ 1.80

320,000	$ 4.50	5 years	$ 2.27

The warrants were valued using a Black-Scholes model using the respective expected life, a risk free interest rate of 5.0%, no expected dividends and a 68.0% volatility. See Note 18 for a description of the assumptions.

17.	Common Stock and Series A Convertible Preferred Stock

	Common Stock	At December 31, 2006 and 2005 there were 200,000,000 shares of common stock $.001 par value authorized and 20,333,333 and 19,399,334 shares issued and outstanding.

In conjunction with the Merger Agreement described in Note 3 and in accordance with the Securities Purchase Agreement, the Company agreed to use its reasonable best efforts to prepare and file, within 45 days of the closing of the first private offering (December 29, 2005), a registration statement registering for resale the shares of common stock acquired by the investors in the private offerings, the shares of common stock underlying the warrants acquired by the investors, the shares of common stock retained by the Cape Coastal stockholders that have not already been registered, the shares issued to former uBid, Inc. stockholders in the merger, the shares of common stock underlying the warrants issued to the placement agents, and the shares of common stock underlying the warrants issued to the Note Holders. If the registration statement had not been filed within 45 days after the closing of the December 29, 2005 offering, the Company would have been required to pay each investor liquidated damages, in cash, absent waivers to the contrary, in the amount of 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. The registration statement was filed within the required time. If the registration statement was not declared effective by the SEC within 120 days of the closing of the December 2005 offering, the Company would have been required to pay each investor damages, in cash, absent waivers to the contrary, in the amount of the 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. In addition, the Company is required to use its reasonable best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of the date that all registrable securities covered by such registration statement have been sold or can be sold under Rule 144(k). If an investor is not permitted to sell registrable securities for any reason other than the fault of such Investor for five or more trading days whether or not consecutive, the Company will be required to pay liquidated damages for failing to maintain the effectiveness of the registration statement. The liquidated damage payments would be due on a monthly basis until the applicable event of the default has been cured. Any such payments shall apply on a pro-rata basis for any portion of a month before an event of default is cured. Any late payments shall bear interest at a rate of 1.0% per month until paid in full. The maximum liquidated damages the Company would have been required to pay is 20% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. Absent waivers to the contrary, the maximum penalty the Company would be required to pay is $11,700 if the Company was in default for the entire 24 month period before Rule 144 would take effect. The registration statement was declared effective on July 22, 2006 and the Company obtained waivers through that date. As of December 31, 2006, the Company has not paid any penalties and is in compliance with all terms of the agreement.

Series A Convertible Preferred Stock
As of December 31, 2004, the Company had 2,500 shares of voting Series A Convertible Preferred Stock outstanding (5,800,159 shares of common stock on a post-exchange basis. See also Note 3). These shares were convertible at the option of the holder into one share of voting common stock at a conversion price of $400 per share which approximated fair value at the date of issuance. The voting Series A Preferred Stock automatically converted to voting common stock in the event of a public offering. Dividends on the voting Series A Convertible Preferred Stock were to accrue yearly at an annual rate of 6% however such dividends were never paid.

The shares of preferred stock were converted to common stock on December 29, 2005 prior to the merger described in Note 3 with the unpaid dividends, totaling $180, reflected as a contribution to paid-in-capital at that time.

There are 25,000,000 shares authorized of preferred stock with preferences and rights to be determined by our board of directors. No shares were issued at December 31, 2006 and 2005.

18.	2005 Equity Incentive Plan
The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock (collectively, “Incentive Awards”) to present and future employees, consultants, directors, and other third party service providers.

A total of 2,500,000 shares of common stock has been reserved for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for future awards under the 2005 Equity Incentive Plan. Options generally vest over a period of four years and have a ten year contractual life. At December 31, 2006 and 2005, the Company had options to purchase 1,530,600 and 1,721,700 shares, respectively, of common stock outstanding to certain officers and other employees. The compensation costs charged against income was $708, $0 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in General and Administrative Expenses in the Consolidated Statement of Operations

None of the Incentive Awards granted under the 2005 Equity Incentive Plan were issued for cash consideration collected from the participants. The Incentive Awards were granted to participants in the 2005 Equity Incentive Plan on the basis of services to be provided to the Company by the participants.

The fair value of the options awarded during the years ended December 31, 2006 and 2005, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

December 31,	2006	2005
Risk -free interest rate	5.0%	5.0%
Dividend yield	0.0%	0.0%
Expected volatility	68.0%	68.0%
Expected life (years)	6.0	4.0
Grant date fair value	$3.59	$2.08
Expected forfeiture rate	4.9%	0.0%

The risk-free interest rate is based on the U.S. Treasury Bill rates. The dividend reflects the fact that the Company has never paid a dividend on its common stock and does not expect to in the future. Expected volatility was based on a market-based implied volatility. The expected term of the options is based on what the Company believes will be representative of future behavior. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

19.	Subsequent Event	On March 26, 2007, Robert H. Tomlinson, Jr., the Company's CEO, informed the Board of Directors of the Company that he will not be renewing his employment agreement with the Company that terminates on December 29, 2007. Mr. Tomlinson's employment contract automatically renews on an annual basis starting on December 29, 2007 unless Mr. Tomlinson or the Company provides written notice to the other no later than 60 days prior to December 29, 2007 of such parties intent not to renew the contract.

The following is a summary of all of the Company’s stock option activity:

	Shares under option	Weighted-average exercise price per share
Outstanding at December 31, 2004	-	$-
Granted	1,721,700	4.50
Exercised	-	-
Surrendered	-	-
Outstanding at December 31, 2005	1,721,700	4.50
Granted	495,100	4.88
Exercised	-	-
Surrendered	(686,200)	(4.66)
Outstanding at December 31, 2006	1,530,600	$4.55

Exercisable at December 31, 2006	78,125	$4.50

The following is a summary of the Company’s nonvested shares:

	Shares under option	Weighted-average exercise price per share
Nonvested at December 31, 2004	-	$-
Granted	1,721,700	4.50
Vested	-	-
Surrendered	-	-
Nonvested at December 31, 2005	1,721,700	4.50
Granted	495,100	4.88
Vested	(78,125)	(4.50)
Surrendered	(686,200)	(4.66)
Nonvested at December 31, 2006	1,452,475	$4.55

As of December 31, 2006 there was $2,965 of total unrecognized compensation cost related to the nonvested option awards under the 2005 Equity Incentive Plan. That cost is expected to be recognized over the 3.0 year remaining vesting period of the nonvested option awards. The total fair value of the option awards that vested during the year ended December 31, 2006 was $163.

The following summarizes information about stock options at December 31, 2006:

	Outstanding			Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Price	December 31, 2006	Life	Price	December 31, 2006	Price
$2.90	400	9.9	$2.90	-	$-
$2.90	51,000	9.9	$2.90	-	$-
$3.55	30,000	9.8	$3.55	-	$-
$3.65	1,000	9.7	$3.65	-	$-
$3.95	500	9.7	$3.95	-	$-
$4.50	1,312,500	9.1	$4.50	78,125	$4.50
$5.30	50,000	9.6	$5.30	-	$-
$5.75	300	9.1	$5.75	-	$-
$6.15	1,000	9.0	$6.15	-	$-
$6.15	50,000	9.0	$6.15	-	$-
$6.45	1,000	9.5	$6.45	-	$-
$6.49	1,000	9.5	$6.49	-	$-
$6.50	300	9.1	$6.50	-	$-
$6.50	15,000	9.2	$6.50	-	$-
$6.50	10,000	9.5	$6.50	-	$-
$6.65	400	9.3	$6.65	-	$-
$6.74	5,000	9.2	$6.74	-	$-
$6.80	1,200	9.5	$6.80	-	$-
	1,530,600		$4.55	78,125	$4.50

The aggregate intrinsic value of the outstanding options (the difference between the closing stock price on the last trading day of the year ended December 31, 2006 of $2.75 per share and the exercise price, multiplied by the number of in-the-money options) was zero. This amount will change based on changes in the fair market value of the Company’s common stock.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As of the date of this report, we have no disagreements with our current accountants. For disclosure regarding past changes in accountants, please see our Current Report on Form 8-K filed with the SEC on January 5, 2006, as amended, and our registration statement on Form S-1 filed with the SEC on July 19, 2006.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission (“SEC”) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company’s management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting identified in the evaluation that occurred during our fourth quarter of fiscal year 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 10. Directors and Executive Officers of the Registrant

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and position(s) as of December 31, 2006:

Name	Age	Position
Robert H. Tomlinson, Jr.	50	President and Chief Executive Officer and Director

Timothy E. Takesue	38	Executive Vice President, Merchandising

Miguel A. Martinez, Jr.	51	Vice President, Finance and Secretary

Stuart R. Romenesko	43	Chairman of the Board

Paul Traub	55	Director

Kenneth Roering	64	Director

Our directors hold office until the earlier of their death, resignation or removal or until their successors have been qualified. Because our Certificate of Incorporation calls for a staggered board, the terms of half of the current directors will expire at our annual meeting in 2008. On February 13, 2007, Steven Sjoblad was appointed Chairman to the Board of Directors by the existing directors. Messrs. Romenesko and Traub resigned from the Board of Directors on March 7, 2007 and Mary Jeffries and David E. Baer were elected by the remaining Directors to fill the vacancies created by their resignations. Officers serve at the discretion of the Board of Directors.

Robert H. Tomlinson, Jr. has more than 25 years of finance, direct marketing and e-commerce experience. On December 29, 2005, Mr. Tomlinson was named President and Chief Executive Officer of uBid.com Holdings, Inc. Mr. Tomlinson joined uBid, Inc. in May 2002 as the Chief Financial Officer after having served as chief financial officer at Forbes.com from April 2000. In April 2003, Mr. Tomlinson became President of uBid, Inc. and in August 2005, he became the Chief Executive Officer of uBid, Inc. Prior to Forbes, Mr. Tomlinson served as chief financial officer for American List Counsel, Inc, an industry leading database marketing organization, a position he had held since 1983. Earlier career experience includes finance and merger & acquisition roles with Young & Rubicam, Inc. and Chase Manhattan Bank, N.A. Mr. Tomlinson holds an MBA in International Finance from Fairleigh Dickinson University, a B.S. in Accounting from Seton Hall University and has a CPA certification in the State of New Jersey. Mr. Tomlinson was appointed as a director of uBid.com Holdings, Inc. on December 15, 2005. On March 26, 2007, Robert H. Tomlinson, Jr., the Company's CEO, informed the Board of Directors of the Company that he will not be renewing his employment agreement with the Company that terminates on December 29, 2007.  Mr. Tomlinson's employment contract automatically renews on an annual basis starting on December 29, 2007 unless Mr. Tomlinson or the Company provides written notice to the other no later than 60 days prior to December 29, 2007 of such parties intent not to renew the contract.

Timothy E. Takesue has over 21 years of merchandising, retail, mail order and e-commerce experience. On December 29, 2005, Mr. Takesue was named Executive Vice President, Merchandising of uBid.com Holdings, Inc. In 1997, Mr. Takesue joined uBid, Inc. as a member of the original management team of officers. During his tenure with uBid, Inc., he has served in various positions including vice president of merchandising, senior vice president of merchandising and sales, interim CEO and acting chief marketing officer. Mr. Takesue became Executive Vice President, Merchandising of uBid, Inc. in April 2003. Mr. Takesue was an instrumental part of the officer team that led uBid, Inc. in the 1998 IPO, 1999 secondary offering, subsequent sale in 2000 to CMGI and purchase from CMGI in 2003. Mr. Takesue sits on the advisory board of The Brave Wings Foundation, a Northwestern Memorial Foundation charity, and attended Wayne State University in Detroit, Michigan.

Miguel A. Martinez, Jr. was named Vice President of Finance of uBid.com Holdings, Inc. on December 29, 2005. He has served as Vice President of Finance of uBid, Inc. since February 2005. He was appointed as Secretary of uBid.com Holdings, Inc. in January 2006. Mr. Martinez brings over 20 years of financial management experience to uBid. Before joining uBid, from March of 1999 to November 2004, Mr. Martinez was senior vice president and chief financial officer with Hartford Computer Group, a leading PC manufacturer, distributor and service company. Mr. Martinez is a certified public accountant and received a BBA degree from Loyola University in Chicago, Illinois and is actively involved in several professional organizations.

Stuart R. Romenesko was appointed as Chairman of the Board of uBid.com Holdings, Inc. on January 30, 2006 until February 12, 2007. He has served as a director of uBid, Inc. since April 2003 and as the non-executive chairman of the board since August 2005. Mr. Romenesko is currently a strategic advisor of Petters Group Worldwide, LLC, a private company focused on creating, developing and investing in companies that manufacture, procure and market merchandising solutions for key growth markets. Mr. Romenesko joined Petters Group in October 2002 as its chief financial officer. From January 2000 to October 2002, Mr. Romenesko was executive vice president, chief financial officer and co-founder of Magnum Technologies, Inc., a private software and services company that quantifies the impact of information technology performance on a company’s line(s)-of-business. He currently serves as a member of the board of directors of Magnum Technologies, Inc. Before joining Magnum Technologies, Inc., Mr. Romenesko was senior vice president finance, chief financial officer, treasurer and assistant secretary for ValueVision International, Inc. (a/k/a ShopNBC), an integrated electronic and print media direct marketing company, from February 1994 to June 1999. Before ValueVision, Mr. Romenesko, a certified public accountant, also served in a variety of capacities at a regional and an international accounting firm. In addition, Mr. Romenesko is a director of Global Traffic Network, Inc. (GNET) a leading provider of custom traffic and news reports to radio and television stations outside the U.S. Mr. Romenesko holds a B.S. in Accounting from Marquette University. Mr. Romenesko resigned from the Board of Directors on March 7, 2007.

Paul Traub Mr. Traub is a founding partner of Traub, Bonacquist & Fox, LLP, a New York based “boutique” firm, focusing on insolvency and corporate restructuring, strategic asset acquisitions and disposition, distressed financings, and litigation. In September 2006 the “Traub Group” joined Dreier LLP, a New York and California based full service firm. He has served as lead counsel to creditors’ committees; and debtors in complex Chapter 11 cases and in transactional work in dozens of cases representing sellers, purchasers and creditors of financially troubled companies, throughout the United States and Canada. As a Strategic Partner Paul acts as a mentor to management of portfolio businesses to evaluate strategic options and opportunities and assists in the negotiation and implementation of those objectives. As a result of over 30 years of legal training combined with an entrepreneurial spirit Paul has developed the unique ability to address issues in “problem” companies to develop and implement an approach to buy, sell, turnaround or liquidate in order to maximize investments. Mr Traub was elected to the Board of Directors on August 1, 2006. In addition, Mr. Traub is an advisor to Petters Group Worldwide, LLC, a principal shareholder of uBid.com. Mr. Traub resigned from the Board of Directors on March 7, 2007.

Dr. Kenneth J Roering Dr Roering was elected to the board on December 1, 2006. He is currently Professor of Marketing in the Carlson School of Management of the University of Minnesota and Executive Vice President, Strategic Management, Marshall BankFirst Corp. He previously served as Chairman of the Marketing Department at the University of Minnesota for five years, and prior to that, occupied the same position at the University of Missouri. In addition, Dr. Roering served as a visiting professor or distinguished guest lecturer at a number of universities, including Northwestern University, Harvard University, University of Michigan, University of Virginia, University of Illinois, University Jean Moulin (Lyon, France) and the Warsaw School of Economics (Poland). Over the past twenty years, Dr. Roering has been a member of the Board of Directors of several private and public companies, and has served as an independent consultant to numerous corporations, including American Express, 3M Cargill, Carlson Companies and Motorola. He currently serves on the Board of Directors of Arctic Cat (Lead Director), Innovex Inc. and Rave Sports. Dr. Roering obtained his doctorate from the University of Iowa. Dr Roering was elected to the board on December 1, 2006,

Our above-listed officers and directors have neither been convicted in any criminal proceeding during the past five years nor parties to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities law or commodities law. Similarly, no bankruptcy petitions have been filed by or against any business or property of any of our directors or officers, nor has any bankruptcy petition been filed against a partnership or business association in which these persons were general partners or executive officers.

Board of Directors and Committees of the Board

We expect that our Board of Directors will ultimately consist of seven members. We are currently seeking additional qualified members and plan to appoint the remaining members as soon as reasonably practicable. Mr. Tomlinson was appointed to the board in connection with the merger. Mr. Romenesko was appointed to the board following the merger and the first private offering. He was appointed by Mr. Tomlinson on January 30, 2006 to fill a vacancy on the board. Mr. Traub and Mr. Roering were appointed by Messrs Tomlinson and Romenesko. Steven Sjoblad was appointed to the board on February 13, 2007 by Messrs Tomlinson, Romenesko and Traub. On March 7, 2007, Mr. Traub and Mr. Romenesko resigned from our Board of Directors. Mary L. Jeffries and David E. Baer were appointed by Messrs Tomlinson, Roering and Sjoblad to fill these vacancies. Ms. Jeffries and Mr. Baer are employees of Petters Group Worldwide, our largest stockholder. On March 26, 2007, Robert H. Tomlinson, Jr., the Company's CEO, informed the Board of Directors of the Company that he will not be renewing his employment agreement with the Company that terminates on December 29, 2007.  Mr. Tomlinson's employment contract automatically renews on an annual basis starting on December 29, 2007 unless Mr. Tomlinson or the Company provides written notice to the other no later than 60 days prior to December 29, 2007 of such parties intent not to renew the contract.

We hope to list our common stock on a national securities exchange or on the NASDAQ Global Market as soon as practicable. In anticipation of such listing, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by such national securities exchange. Therefore, we intend that a majority of our directors will be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, the Board of Directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by the board, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee of the board of directors. We do not currently have an “audit committee financial expert” since we currently do not have an audit committee in place and the full board of directors is serving in that capacity.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our equity securities. We believe, during fiscal year 2006, that our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements. In making this statement, we have relied upon examination of the copies of Forms 3, 4 and 5 provided to us and the written representations of its directors, officers and 10% stockholders.

Code of Ethics

We had previously adopted a code of ethics that applied to our directors and officers (including our chief executive officer, chief financial officer, chief accounting officer, and any person performing similar functions). In connection with the recent merger, we have adopted a new Code of Ethics and Business Conduct that now applies to all employees, including our chief executive officer, chief financial officer, chief accounting officer and any other person performing that function. A copy of this document is available on our website at www.ubid.com, free of charge, under the Investor Relations section. We will satisfy any applicable SEC disclosure requirements regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

Item 11. Executive Compensation

The table below sets forth the compensation earned for fiscal year 2006 by our Chief Executive Officer, our Chief Financial Officer and our other most highly compensated executive officers who received annual compensation in excess of $100,000. Such officers are referred to herein as our “Named Executive Officers.”

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis (“CD&A”) is intended to provide information about our compensation objectives and policies for our principal executive officer, our principal financial officer and our other most highly compensated executive officer that will place in perspective the information contained in the tables that follow this discussion. Our CD&A begins with a description of our former relationship with Petters Group with respect to the original determination of compensation and is followed by a general description of our compensation program and specific information as to its various components. Immediately following the CD&A is the Compensation Report of the Board of Directors, who served in the role of the compensation committee for the fiscal year ending December 31, 2006 (the “Committee Report”). Following the Committee Report are compensation tables describing compensation paid in 2006 and outstanding equity awards held by executives. At the end, we have provided information concerning pension benefits and change-in-control agreements.

Overview

As outlined elsewhere in this report on Form 10-K, prior to the Merger with Cape Coastal on December 29, 2005, uBid, Inc. was a subsidiary owned by the Petters Group. Prior to the Merger, Robert H. Tomlinson, Jr. was the president and chief executive officer and Timothy E. Takesue was our executive vice president of the merchandising of uBid, Inc. and their compensation was determined in accordance with negotiated employment contracts negotiated with Petters Group prior to the Merger. Miguel Martinez, Jr. was the vice president of finance of uBid, Inc. prior to the Merger and his compensation was determined by Mr. Tomlinson when he was hired. In connection with the Merger, Mr. Tomlinson and Mr. Takesue entered into new employment contracts with uBid.com Holdings, Inc. and these agreements continued the same compensation structure that existed prior to the Merger except for the grant of certain options that were issued in connection with the Merger. Mr. Martinez also continued to receive the same compensation that he was paid prior to the Merger and was also granted options after the Merger. The compensation paid to these officers was determined by Mr. Romenesko, who was a member of the board of directors of uBid, Inc. in consultation with human resource representatives from the Petters Group. The compensation payable to Mr. Tomlinson and Mr. Takesue for fiscal years 2006 and 2007 is set forth in their employment agreements with the Company.

Messr(s), Tomlinson, Takesue and Martinez are provided with the same benefits that are available to all of uBid’s salaried employees, as described more fully below.

Objectives of Compensation

The compensation for our Named Executive Officers was determined to attract and retain talented and productive executives who are motivated to protect and enhance the long-term value of the Company for its shareholders. The objective is to tie compensation to business and individual performance and to provide total compensation competitive with our peers. Our compensation levels are reviewed in light of publicly available information on compensation paid by companies in our industry that are similar to us, taking into account our size. The members of the Board of Directors who are not part of management (the “Committee”) administer our compensation decisions. The Committee has not adopted any formal policies for allocating compensation among salaries, bonuses and equity compensation. As part of its consideration, the Committee reviews and discusses market data.

Overview of 2006 Executive Compensation

Base Salary

Base salary for Mr. Tomlinson was approved in the employment agreement entered into in December 2005 based on his position and level of responsibility, individual performance, Petters Group’s salary range for executives at his level and market practices. Mr. Tomlinson’s salary for 2006 was set at $275,000.

Base salary for Mr. Takesue was approved in the employment agreement entered into in December 2005 based on his position and level of responsibility, individual performance, Petters Group’s salary range for executives at his level and market practices. Mr. Takesue’s salary for 2006 was set at $250,000.

Mr. Martinez’s salary was determined by Mr. Tomlinson when Mr. Martinez was hired and was not increased in 2006 from the amount set in 2005.

2005 Equity Incentive Plan

Also on December 15, 2005, our board approved and adopted the 2005 Equity Incentive Plan. The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock awards (collectively, “Incentive Awards”) to our present and future employees, consultants, directors, and other third party service providers. The board has reserved a total of 2,500,000 shares of common stock for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for further awards under the 2005 Equity Incentive Plan. On December 29, 2005, we granted options under the 2005 Equity Incentive Plan to purchase 1,721,700 shares of common stock to our Named Executive Officers and other employees. No options were issued under the 2005 Equity Incentive Plan to any Named Executives in 2006.

Tax and Accounting Implications

We account for the equity compensation expense for our employees and executive officers, including our Named Executive Officers, under the rules of SFAS 123(R), which requires us to estimate and record an expense for each award of equity compensation over the vesting period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Retirement and Benefit Plans

Our Named Executive Officers, including Mr. Tomlinson, participate in the same retirement and benefit plans as all of our salaried employees.

Change-in-Control Agreements

Mr. Tomlinson’s employment agreement provides that if Mr. Tomlinson is terminated by us without cause or if Mr. Tomlinson terminates the agreement for good reason, including a change of control that results in the termination of Mr. Tomlinson’s employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of his annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination. A change of control includes an acquisition of 51% or more of our outstanding voting securities or consummation of a tender offer or exchange offer where the offeree acquires more than 51% of our then-outstanding voting securities.

Mr. Takesue’s employment agreement provides that if Mr. Takesue is terminated by us without cause, or if Mr. Takesue terminates the agreement for good reason, including a change of control that results in the termination of Mr. Takesue’s employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of his annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination.

Mr. Martinez does not have an employment agreement.

	Cash Severance	Years for Continuation of
Named Executive Officer	Multiple	Medical and Dental Benefits
Robert H. Tomlinson, Jr.	1 times ($275,000)	1 year ($12,000)
Timothy E. Takesue	1 times ($250,000)	1 year ($12,000)

Compensation Committee Report

Mr. Romenesko served as the Compensation Committee for fiscal year 2006 because he was the only director (of the two) who was not an employee of the Company. As indicated elsewhere in this report, Mr. Romenesko resigned as a director of the Company on March 7, 2007. Mr. Romenesko has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, Mr. Romenesko has concluded that the Compensation Discussion and Analysis be included in this Form 10-K.

Summary of Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deffered Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Robert H. Tomlinson, Jr.	2006	275,000	-	-	216,000	-	-	1,500	276,500
President and Chief
Executive Officer

Timothy E. Takesue	2006	250,000	-	-	216,000	-	-	1,500	251,500
President of uBID, Inc.

Miguel A. Martinez, Jr.	2006	159,000	-	-	33,000	-	-	1,500	160,500
Vice President, Finance

(1)
The option awards amounts represent compensation costs charged against income for the year ended December 31, 2006 and included in General and Administrative Expenses. Compensation costs exclude the impact of estimated forfeitures and include the amount of actual forfeitures. See Footnote 18 for additional details of pricing assumptions.

(2)
All options awards were granted on December 31, 2005 at an exercise price of $4.50 per option. Messr(s), Tomlinson’s and Takesue’s options vest 1/3 at the completion of two years of service. The remaining 2/3 vest ratably over the next two years. Mr. Martinez’s options vest ratably over a four year period.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (5)
Robert H. Tomlinson, Jr.
President and Chief
Executive Officer	-	500,000	-	$0.00	December 29, 2015	500,000	695,000	-

Timothy E. Takesue
President, uBid, Inc.	-	500,000	-	$0.00	December 29, 2015	500,000	695,000	-

Miguel A. Martinez, Jr.
Vice President, Finance	0	75,000	-	$0.00	December 29, 2015	75,000	104,250	-

(1)
Shares under exercisable awards with no performance condition. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divesture or liquidation of the Company, the Board may provide for one or more of the following with respect to unvested options: the equitable acceleration of the exercisability of any outstanding options; the complete termination of the Equity Incentive Plan and the cancellation of outstanding options not exercised prior to a date specified by the Board; and the continuance of the Equity Incentive Plan with respect to the exercise of options which were outstanding as of the date of adoption by the Board for such transaction and provide to holders of such options the right to exercise their respective options as to an economically equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction.

(2)	Shares under unexercisable/unvested awards with no performance conditions.

(3)	There are no unvested awards with performance conditions.

(4)	Based on closing stock price of $1.39 on January 29, 2007.

(5)	There are no unvested awards with performance conditions.

No Options were exercised during the year ended December 31, 2006. The Company did not grant any stock awards during the year ended December 31, 2006.

The following table shows the number of options to purchase common stock granted to each of the Named Executive Officers during 2006.

Grants of Plan-Based Awards
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards Number of Shares of Stock or Units (#)	All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($) (2)	Target ($)	Maximum ($)
Robert H. Tomlinson, Jr.
President and Chief
Executive Officer	-	-	-	-	-	-	-	-	-	-

Timothy E. Takesue
President, uBid, Inc.	-	-	-	-	-	-	-	-	-	-

Miguel A. Martinez, Jr.
Vice President, Finance	-	-	-	-	-	-	-	-	-	-

(1)	The Company does not maintain any Non-Equity Incentive Plan Awards

(2)	Includes shares granted under the 2005 Equity Incentive Plan. No awards were granted to the above named executives during the year ended December 31, 2006.

Compensation of Directors

For the fiscal year ended December 31, 2006, the Company’s Board of Directors received aggregate annual compensation of $15,000 for 2006 paid quarterly. The Company does not separately pay for attendance at regular meetings or telephonic calls unless otherwise approved in advance by the Board. Directors receive an option to purchase 50,000 shares of common stock upon appointment to the Board. The exercise price of these options is priced on the date of the grant and the option vests over 16 equal quarterly installments.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stuart R. Romenesko	7,500	-	22,000	-	-	-	29,500

Paul Traub	7,500	-	13,000	-	-	-	20,500

Dr. Kenneth J. Roering	-	-	2,000	-	-	-	2,000

1.
The option awards amounts represent compensation costs charged against income for the year ended December 31, 2006 and included in General and Administrative Expenses. Compensation costs exclude the impact of estimated forfeitures and include the amount of actual forfeitures. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divesture or liquidation of the Company, the Board may provide for one or more of the following with respect to unvested options: the equitable acceleration of the exercisability of any outstanding options; the complete termination of the Equity Incentive Plan and the cancellation of outstanding options not exercised prior to a date specified by the Board; and the continuance of the Equity Incentive Plan with respect to the exercise of options which were outstanding as of the date of adoption by the Board for such transaction and provide to holders of such options the right to exercise their respective options as to an economically equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction. See Footnote 18 for additional details of pricing assumptions.

2.	The fair value of options granted to Messr(s), Romenesko, Roering and Traub during the year ended December 31, 2006 was $116,000 $88,000 and $160,000 respectively.

Employment Contracts, Termination of Employment and Change in Control

We have entered into executive employment agreements with our President and Chief Executive Officer, and our Executive Vice President of Merchandising.

Robert H. Tomlinson, Jr. - President and Chief Executive Officer

On December 29, 2005, we entered into an executive employment agreement with Mr. Tomlinson which provides for an initial annual base salary of $275,000 for the first 12 months of the agreement increasing to $300,000 during the second 12 months of the agreement.

Under the agreement, Mr. Tomlinson also received options to purchase up to 500,000 shares of common stock under the 2005 Equity Incentive Plan, which vest as follows: 1/3 of the options will vest on the 24 month anniversary of the date of the grant, 1/3 of the options will vest on the 36 month anniversary of the date of grant and the remaining 1/3 on the 48 month anniversary of the date of grant. The exercise price of the options is $4.50 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Tomlinson’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. The agreement provides that if Mr. Tomlinson is terminated by us without cause or if Mr. Tomlinson terminates the agreement for good reason, including a change of control that results in the termination of Mr. Tomlinson’s employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of his annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination. A change of control includes an acquisition of 51% or more of our outstanding voting securities or consummation of a tender offer or exchange offer where the offeree acquires more than 51% of our then-outstanding voting securities.

On March 26, 2007, Robert H. Tomlinson, Jr., the Company's CEO, informed the Board of Directors of the Company that he will not be renewing his employment agreement with the Company that terminates on December 29, 2007.  Mr. Tomlinson's employment contract automatically renews on an annual basis starting on December 29, 2007 unless Mr. Tomlinson or the Company provides written notice to the other no later than 60 days prior to December 29, 2007 of such parties intent not to renew the contract.

Timothy E. Takesue - Executive Vice President of Merchandising

On December 29, 2005, we also entered into an executive employment agreement with Mr. Takesue which provides for an initial annual base salary of $250,000 for the first 12 months of the agreement increasing to $275,000 during the second 12 months of the agreement.

Under the agreement, Mr. Takesue received options to purchase up to 500,000 shares of common Stock under the 2005 Equity Incentive Plan, which vest as follows: 1/3 of the options will vest on the 24 month anniversary of the date of the grant, 1/3 of the options will vest on the 36 month anniversary of the date of grant and the remaining 1/3 on the 48 month anniversary of the date of grant. The exercise price of the options is $4.50 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Takesue’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. The agreement provides that if Mr. Takesue is terminated by us without cause, or if Mr. Takesue terminates the agreement for good reason, including a change of control that results in the termination of Mr. Takesue’s employment with uBid or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of his annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination.

Compensation Committee Interlocks and Insider Participation

We do not presently have an established compensation committee in place. The Petters Group representatives, including Stuart Romenesko, primarily negotiated the employment agreements of our Named Executive Officers. Messrs. Tomlinson and Takesue, executive officers, participated in compensation discussions regarding our employees.

2005 Equity Incentive Plan

On December 15, 2005, our board approved and adopted the 2005 Equity Incentive Plan. Also on December 15, 2005, the 2005 Equity Incentive Plan was approved by the sole stockholder of Cape Coastal on that date. These actions were announced in our Current Report on Form 8-K, filed with the SEC on December 23, 2005. As disclosed in our definitive Information Statement filed with the SEC on January 30, 2006, on January 12, 2006, the holders of a majority of our outstanding shares of common stock ratified the Plan. The 2005 Equity Incentive Plan as an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock awards (collectively, “Incentive Awards”) to our present and future employees, consultants, directors, and other third party service providers.

The board has reserved a total of 2,500,000 shares of common stock for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for further awards under the 2005 Equity Incentive Plan. On December 29, 2005, we granted options under the 2005 Equity Incentive Plan to purchase 1,721,700 shares of common stock to our Named Executive Officers and other employees.

We plan to file a registration statement on Form S-8 to register the shares of common stock reserved for issuance upon the exercise of Incentive Awards under the 2005 Equity Incentive Plan. This registration statement is expected to become effective on filing. Subject to Rule 144 limitations, shares of common stock issued upon exercise of stock options and other incentive awards granted under the 2005 Equity Incentive Plan after the effective date of the registration statement on Form S-8 will be eligible for resale in the public market without restriction.

The number of shares subject to the 2005 Equity Incentive Plan, any number of shares subject to any numerical limit in the 2005 Equity Incentive Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in uBid’s outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company, the Board may provide for one or more of the following: (a) the equitable acceleration of the exercisability of any outstanding options; (b) the complete termination of the 2005 Equity Incentive Plan, the cancellation of outstanding options not exercised prior to a date specified by the Board; and (c) the continuance of the 2005 Equity Incentivy Plan with respect to the exercise of options which were outstanding as of the date of adoption by the Board of such plan for such transaction and provide to the holders of such options the right to exercise their respective Options as to an economically equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction.

All of the options issued on December 29, 2005 under the 2005 Equity Incentive Plan will expire on December 29, 2015 if not exercised prior to that date. Other Incentive Awards will not automatically have a similar term; each incentive award is subject to such term as our board of directors determines upon the grant of the Incentive Award. None of the Incentive Awards granted under the 2005 Equity Incentive Plan on December 29, 2005 was issued for cash consideration collected from the participants. The Incentive Awards were granted to participants in the 2005 Equity Incentive Plan on the basis of services to be provided to us by the participants. We expect that all future Incentive Awards will be granted by our board of directors on the basis of the quality and nature of the services to be provided to us by the participants rather than for cash consideration.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of March 15, 2007, the number of shares of our common stock beneficially owned, and the percent so owned, by (1) each person known to us to be the beneficial owners of more than 5% of the outstanding shares of our common stock, (2) each of our directors, (3) our Chief Executive Officer during 2006 and each of the four most highly compensated executive officers other than our Chief Executive Officer who served as executive officers during 2006 (our “Named Executive Officers”) and (4) all of our directors and Named Executive Officers as a group. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. The address of each executive officer and director is c/o uBid, 8725 W Higgins, Suite 900, and Chicago, Illinois 60631.

	Shares Beneficially Owned
Name	Number	Percent (1)
Thomas J. Petters (2)(14)	7,680,714	36.72%
Petters Group Worldwide, LLC (3)(14)	6,264,047	30.39%
Tudor Investment Corporation (4)(15)	2,083,334	10.04%
Smithfield Fiduciary LLC (5)	1,956,522	9.38%
D.E. Shaw Valence Portfolios, L.L.C. (6)	1,250,000	6.07%
Alexandra Global Master Fund Ltd. (7)	1,069,446	5.17%
XI Asset Management, LLC (8)	1,241,939	6.11%
Robert H. Tomlinson, Jr.	465,776	2.29%
Timothy E. Takesue	465,776	2.29%
Miguel A. Martinez, Jr. (9)	62,831	0.31%
Steven Sjoblad (10)	13,500	0.07%
Kenneth J. Roering (11)	3,125	0.02%
Mary L. Jeffries (12)	15,000	0.07%
David E. Baer (13)	--	--%

All directors and executive officers as a group (7 people)	1,026,008	5.04%

Notes:

(1)
Based on a total of 20,333,333 shares outstanding as of March 15, 2007. Shares underlying warrants exercisable within 60 days of March 15, 2006 are considered for the purpose of determining the percent of the class held by the holder of such warrants, but not for the purpose of computing the percentages held by others.

(2)
Includes: 6,264,047 shares beneficially owned by Petters Group Worldwide, LLC, including 277,778 warrants exercisable within 60 days by Petters Group Worldwide, LLC; and 305,556 warrants exercisable within 60 days by Petters Company, Inc. Mr. Petters has sole voting and investment power over all of the shares indicated in the table as being beneficially owned by Mr. Petters, Petters Group Worldwide, LLC and Petters Company, Inc.

(3)	Includes 277,778 warrants exercisable within 60 days.
(4)
Includes 416,667 warrants exercisable within 60 days. The shares beneficially owned by Tudor Investment Corporation are beneficially owned by a group of 3 beneficial owners, including: The Tudor BVI Global Portfolio Ltd. (215,738 shares directly owned and warrants to acquire an additional 53,935 shares of common stock), Tudor Proprietary Trading, L.L.C. (116,167 shares directly owned and warrants to acquire an additional 29,042 shares of common stock) and Witches Rock Portfolio Ltd. (1,334,762 shares directly owned and warrants to acquire an additional 333,690 shares of common stock). Tudor Investment Corporation provides investment advisory services to The Tudor BVI Global Portfolio Ltd. and Witches Rock Portfolio Ltd. and may therefore be deemed the beneficial owner of these shares. Tudor Investment Corporation is also an affiliate of Tudor Proprietary Trading, L.L.C. Paul Tudor Jones, II is the controlling shareholder of Tudor Investment Corporation and the indirect controlling equity holder of Tudor Proprietary Trading, L.L.C. Each of Tudor Investment Corporation and Mr. Jones expressly disclaims beneficial ownership of shares not directly owned by them.

(5)
Includes 527,777 warrants exercisable within 60 days. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC. The address for Smithfield Fiduciary LLC, Highbridge International LLC, and Highbridge Capital Corporation is The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, BWI. The address for Highbridge Capital L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca is c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019. The address for Highbridge Master L.P., Highbridge GP, Ltd. And Highbridge GP, LLC is c/o Harmonic Fund Services, Cayman Financial Centre, Tower C, 36 Dr. Roy’s Drive, George Town, Grand Cayman, Cayman Islands, BWI. This information was provided in a report on Schedule 13G/A filed with the SEC on February 14, 2007 and in information provided to us from Smithfield Fiduciary LLC.

(6)
Includes 250,000 warrants exercisable within 60 days. David E. Shaw does not own any shares of common stock directly. By virtue of Mr. Shaw’s position as President and sole shareholder of D.E. Shaw & Co., Inc., which is the general partner of D.E. Shaw & Co., L.P. (the managing member and investment advisor of D.E. Shaw Valence Portfolios, L.L.C.), Mr. Shaw may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of common stock, and therefore, Mr. Shaw may be deemed to be the beneficial owner of such shares. Mr. Shaw disclaims beneficial ownership of the shares of our common stock. The address for D.E. Shaw Valence Portfolios, L.L.C. is 120 West 45th Street, 39th Floor, New York, NY 10036. This information was provided in a report on Schedule 13G filed with the SEC on February 13, 2006.

(7)
Includes 347,223 warrants exercisable within 60 days. Alexandra Investment Management, LLC, serves as the investment advisor to Alexandra Global Master Fund Ltd. By reason of such relationship, Alexandra Investment Management, LLC, may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd. Alexandra Investment Management, LLC disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are, respectively, the Chairman, Chief Executive Officer, Managing Member and Chief Investment Officer and the President, Managing Member and Chief Risk Officer, of Alexandra Investment Management, LLC. By reason of such relationships, Mr. Filimonov and Mr. Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund, Ltd. Each of Messrs. Filimonov and Sogoloff disclaims beneficial ownership of the shares of common stock beneficially owned by Alexandra Global Master Fund Ltd. The address of Alexandra Global Master Fund Ltd. is Citgo Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The address of Alexandra Investment Management, LLC and Messrs. Filimonov and Sogoloff is 767 Third Avenue, 39th Floor, New York, New York, 10017. This information was provided in a report on Schedule 13G filed with the SEC on February 14, 2007.

(8)
Includes 36,112 warrants exercisable within 60 days. A portion of the shares beneficially owned by XI Asset Management, LLC are beneficially owned by XI Capital Offshore Fund Ltd. (48,246 shares directly owned and warrants to acquire an additional 12,062 shares of common stock) and XI Capital Partners LP (96,200 shares directly and warrants to acquire 24,050 shares of common stock). Adam J. Wolfberg does not own any shares of common stock directly. By virtue of Mr. Wolfberg’s position as Managing Member of XI Asset Management, LLC, Mr. Wolfberg may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of common stock, and therefore, Mr. Wolfberg may be deemed to be the beneficial owner of such shares. The address of XI Asset Management, LLC and Adam J. Wolfberg is 527 Madison Avenue, 6th Floor, New York, New York 100222. This information was provided in a report on Schedule 13G filed with the SEC on February 14, 2007 and information contained in the records of the Company.

(9)	Includes 18,750 options exercisable within 60 days.
(10)	Includes 12,500 options exercisable within 60 days. Mr. Sjoblad was elected to the Board of Directors and as the Chairman of the Board on February 13, 2007.

(11)	Includes 3,125 options exercisable within 60 days.
(12)	Ms. Jeffries was elected to the Board of Directors on March 7, 2007. Includes 3,000 warrants exercisable within 60 days.
(13)	Mr. Baer was elected to the Board of Directors on March 7, 2007.
(14)
Information regarding the number of shares beneficially owned by Thomas J. Petters, Petters Group Worldwide, LLC and Petters Company, Inc. was provided in a report on Schedule 13D filed with the SEC on January 9, 2006, as amended on February 16, 2006. The address for each of Thomas J. Petters, Petters Group Worldwide, LLC and Petters Company, Inc. is: 4400 Baker Road, Minnetonka, Minnesota 55343.

(15)
Information regarding the number of shares beneficially owned by Tudor Investment Corporation and its affiliated entities was provided in a report on Schedule 13G filed with the SEC on January 3, 2006, as amended on February 14, 2006, by Paul Tudor Jones, II, The Tudor BVI Global Portfolio, Ltd., Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C and Witches Rock Portfolio Ltd. The business address for Tudor Investment Corporation is: c/o Tudor Investment Corporation, 1275 King Street, Greenwich, Connecticut 06831-2936.

EQUITY COMPENSATION PLAN

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	( c)
Equity compensation plans approved by security holders	1,530,600	$4.55	969,400
Equity compensation plans not approved by security holders	320,000	$4.50	—
Total	1,850,600	$4.54	969,400

Equity compensation plans not approved by our stockholders consist of warrants to purchase 320,000 shares of common stock, issued to the placement agents in our private offering on December 30, 2005, exercisable through December 30, 2010 at $4.50 per share.

Item 13. Certain Relationships and Related Transactions and Director Independence

On April 2, 2003, uBid and Petters Group, a holder of greater than 5% of our outstanding common stock, executed a Shared Resources Agreement with a term of one year and automatic renewals of one year until terminated by either party with 60 days’ prior notice. Pursuant to this agreement, Petters Group provides executive, facilities management, finance, general and administrative, legal, marketing, merchandising and operations services to uBid for which uBid was charged $30,000 in 2006, $360,000 in 2005 and $264,000 in 2004. We terminated the Shared Resources Agreement as of January 31, 2006.

We purchase products from Petters Group for direct purchase sales. Purchases from Petters Group were $0.4 million, $1.6 million and $1.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In 2003, we issued a convertible promissory note in the principal amount of $0.5 million for the benefit of Petters Group. The promissory note bore interest at an annual rate of 8.0%. This note plus accrued interest was paid in full on April 1, 2005.

On April 2, 2003, we entered into a secured revolving credit agreement and promissory note with Petters Group for up to $5.0 million. On November 22, 2004, we entered into a second secured revolving credit agreement and promissory note for up to $4.0 million. In March 2005, the second agreement was increased to $5.5 million. Both agreements were secured by a subordinated security interest in all of our assets. Both agreements expired March 31, 2006. Borrowings under the revolving line bore an annual interest rate of 14%. There were no financial covenants provided for in the agreements. In connection with the private offerings, the note holders cancelled these promissory notes as consideration in the private offerings for the issuance to Petters Company, Inc. of 1,222,223 shares of common stock and warrants to purchase 305,556 shares of common stock, and the issuance to the Petters Group of 1,111,111 shares of common stock and warrants to purchase 277,778 shares of common stock.

On July 21, 2004, we entered into an agreement with Banco Popular under which we obtained a $5.0 million irrevocable letter of credit for the benefit of Sony Corporation. This letter of credit is used as a security deposit for inventory purchases from Sony. Sony may draw upon the letter of credit in the event we are in payment default. The letter of credit bears an annual interest rate of 2%. Sony then reimburses us 0.5%. The letter of credit is secured by all of our assets. Lancelot and Petters Group guaranteed the letter of credit for the full $5.0 million in the event Sony drew upon the letter of credit. In addition, Banco Popular has entered into inventory buy-back agreements with Sony and Petters Group. Sony and Petters Group have agreed to buy back the Sony product from uBid in the event of a default. The letter of credit expires on July 21, 2007. On October 14, 2005, the Sony irrevocable letter of credit was reduced to $2.5 million. On November 15, 2006, the Sony irrevocable letter of credit was reduced to $1.0 million. All other terms remain the same.

The letter of credit agreement contained certain restrictions on additional borrowings, guarantees, disposal of assets, transactions with affiliates, mergers and acquisitions during the year ended December 31, 2004. The restrictions were removed during 2005.

On December 30, 2005, we provided a $5.0 million deposit as a restricted cash security to Banco Popular to release Lancelot and Petters Group from their obligations under the letter of credit.

On April 27, 2005, uBid entered into a 90-day debt agreement and promissory note with Lancelot, which was extended for one year on July 26, 2005. This agreement provided for borrowings of $5.0 million. The note had an annual interest rate of 14% due monthly. The note was guaranteed by Petters Company, Inc. and Thomas J. Petters. There were no financial covenants provided for in the agreement. The September 30, 2005 balance of $5.0 million was retired with a portion of the proceeds from the private offerings.

Petters Group owns approximately 25% of the outstanding shares of WSS Media, Inc. During the year ended December 31, 2005, we sold approximately $223,000 in product to WSS Media, Inc.

In mid-2005, Cape Coastal entered into an agreement with Calico Capital Group, LLC to serve as its financial advisor in connection with the merger and the private offerings. Thomas J. Petters owns 10% of the outstanding membership interests in Calico. As consideration for its services, we paid Calico a $550,000 fee on the Closing Date. In addition, on February 3, 2006, in connection with the second private offering, we issued Calico 600,667 shares of our common stock, valued at $4.50 per share, with an aggregate value of approximately $2.7 million. Pursuant to a letter agreement, Calico subsequently transferred a total of 50,000 of its shares to two stockholders of the former Cape Coastal Trading Corporation. The agreement to serve as financial advisors was terminated on July 31, 2006.

Review, Approval or Ratification of Transactions with Related Persons.

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire that requires disclosure of any transactions with our company in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. Our board of directors reviews such transactions to identify impairments to director independence and in connection with disclosure obligations under Item 404(a) of Regulation S-K of the Exchange Act. In addition, our Code of Ethics includes a conflict of interest policy that applies to our employees, officers and directors. Any transactions with the Petters Group or an entity owned in whole or in part by the Petters Group are reviewed by management and presented for approval to those members of the Board of Directors who are not a member of management or otherwise affiliated with the Petters Group.

Item 14. Principal Accountant Fees and Services

Set forth below is a summary of certain fees paid to BDO Seidman, LLP, our current independent registered public accountants, for services in the fiscal years ended December 31, 2006 and 2005. In determining the independence of BDO Seidman, LLP, the Board of Directors considered whether the provision of non-audit services is compatible with maintaining BDO Seidman, LLP’s independence.

	2006	2005
Audit Fees	$117,000	$117,000
Audit-Related Fees	249,000	211,000
Tax Fees	—	—
All Other Fees	—	—
Total	$366,000	$328,000

Below is a description of the nature of services comprising the fees disclosed for each category above.

Audit Fees.    The total audit fees and reimbursement of expenses paid to BDO Seidman, LLP were $117,000 for the audit of fiscal year 2006, the reviews of the quarterly financial statements, assistance with registration statement filings and the preparation of consents. The total audit fees and reimbursement of expenses paid to BDO Seidman, LLP were $117,000 for the audit of fiscal year 2005, the reviews of the quarterly financial statements, assistance with registration statement filings and the preparation of consents.

Audit-Related Fees.    The total audit-related fees, including reimbursement of expenses, paid to BDO Seidman, LLP in fiscal 2006 and 2005 were $249,000 and $211,000, respectively, in connection with the private offerings, the merger with Cape Coastal Trading Corporation and related registration statement filings, audits and preparation of consents.

Tax Fees.    There were no tax fees paid to BDO Seidman, LLP in 2006 or 2005.

All Other Fees.    There were no other fees paid to BDO Seidman, LLP in 2006 or 2005.

Before an independent registered public accountant is engaged by us to render audit or non-audit services, the engagement is approved by the Board of Directors. All non-audit services, regardless of amount, are a pre-approved by the Board of Directors. Once an audit committee is established, the engagement of an independent registered public accountant to render an audit and all non-audit services to be provided by that independent registered public accountant will be approved and/or pre-approved by the Audit Committee. All of the fees and services described above under “audit fees,” “audit-related fees,” “tax fees” and “all other fees” were pre-approved by the Board of Directors.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial statements commence on page 44:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet as of December 31, 2006 and 2005

Consolidated Statements of Operations for the years ended December 31, 2006 and 2005

Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements

(2) Consolidated Financial Statement Schedules.

All schedules have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) Exhibits required by Item 601 of Regulation S-K. (Note: Management contracts and compensatory plans or arrangements are identified with a “+” in the following list.)

Exhibit No.	Description	Reference
2.1	Agreement and Plan of Merger dated as of December 15, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Cape Coastal Trading Corporation, a Delaware corporation.	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).
2.2	Merger Agreement and Plan of Reorganization dated as of December 29, 2005, by and among Cape Coastal Trading Corporation, uBid Acquisition Co., Inc. and uBid, Inc.	Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
3.1	Certificate of Incorporation.	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).
3.2	Bylaws.	Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).
4.1	Form of Warrant to be issued to the Investors.	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.2	Form of Warrant to be issued to the Placement Agents.	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.3	Form of Warrant to be issued to the Note Holders.	Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.4	Form of Lockup Agreement.	Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.1	Asset Purchase Agreement dated as of January 13, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Kwajo Sarfoh.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005 (File No. 000-50995).

10.2	Form of Securities Purchase Agreement by and among Cape Coastal Trading Corporation, uBid, Inc. and the Investors named therein.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.3	Employment Agreement dated as of December 29, 2005 by and between Cape Coastal Trading Corporation and Robert H. Tomlinson, Jr.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.4	Employment Agreement dated as of December 29, 2005 by and between Cape Coastal Trading Corporation and Timothy E. Takesue.	Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.5	Employment Agreement dated as of December 29, 2005 by and between Cape Coastal Trading Corporation and Anthony Priore.	Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.6	2005 Equity Incentive Plan, effective as of December 15, 2005.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.7	Form of Incentive Stock Option Agreement.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.8	Form of Non-Qualified Stock Option Agreement.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.9	Form of Indemnity Agreement.	Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

10.10	Form of Amendment Number 1 to Securities Purchase Agreement dated as of February 28, 2006.	Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2008 (File No. 000-50995).
10.11
Credit and Security Agreement between uBid.com Holdings, Inc., uBid, Inc. and Wells Fargo Bank, National Association acting through Wells Fargo Business Credit dated May 9, 2006 and Revolving Note in the amount of $25,000,000 issued on May 9, 2006 by uBid, Inc and uBid.com Holdings, Inc. payable to Wells Fargo Bank, National Association.
Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2006 (File No. 000-50995).
16.1	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
16.2	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2006 (File No. 333-131733).
21.1	List of Subsidiaries.	Filed herewith
31.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of the Vice President, Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.2	Certification of the Vice President, Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

SIGNATURES

Pursuant to requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of March 27, 2007.

UBID.COM HOLDINGS, INC.

By:	/s/ Robert H. Tomlinson, Jr.
Name: Robert H. Tomlinson, Jr. Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated as of the dates indicated.

Signature	Title	Date

/s/ Robert H. Tomlinson, Jr.	President and Chief Executive Officer and Director
Robert H. Tomlinson, Jr.	(Principal Executive Officer)	March 27, 2007

/s/ Miguel A. Martinez, Jr.	Vice President, Finance
Miguel A. Martinez, Jr.	(Principal Financial Officer and Principal Accounting Officer)	March 27, 2007

/s/ Steven Sjoblad
Steven Sjoblad	Director	March 27, 2007

/s/ David E. Baer
David E. Baer	Director	March 27, 2007

/s/ Mary Jeffries
Mary Jeffries	Director	March 27, 2007

/s/ Kenneth J. Roering
Kenneth J. Roering	Director	March 27, 2007

Exhibit No.	Description	Reference
2.1	Agreement and Plan of Merger dated as of December 15, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Cape Coastal Trading Corporation, a Delaware corporation.	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).
2.2	Merger Agreement and Plan of Reorganization dated as of December 29, 2005, by and among Cape Coastal Trading Corporation, uBid Acquisition Co., Inc. and uBid, Inc.	Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
3.1	Certificate of Incorporation.	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).
3.2	Bylaws.	Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).
4.1	Form of Warrant to be issued to the Investors.	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.2	Form of Warrant to be issued to the Placement Agents.	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.3	Form of Warrant to be issued to the Note Holders.	Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.4	Form of Lockup Agreement.	Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

10.1	Asset Purchase Agreement dated as of January 13, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Kwajo Sarfoh.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005 (File No. 000-50995).
10.2	Form of Securities Purchase Agreement by and among Cape Coastal Trading Corporation, uBid, Inc. and the Investors named therein.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.3	Employment Agreement dated as of December 29, 2005 by and between Cape Coastal Trading Corporation and Robert H. Tomlinson, Jr.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.4	Employment Agreement dated as of December 29, 2005 by and between Cape Coastal Trading Corporation and Timothy E. Takesue.	Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.5	Employment Agreement dated as of December 29, 2005 by and between Cape Coastal Trading Corporation and Anthony Priore.	Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.6	2005 Equity Incentive Plan, effective as of December 15, 2005.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.7	Form of Incentive Stock Option Agreement.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.8	Form of Non-Qualified Stock Option Agreement.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).

10.9	Form of Indemnity Agreement.	Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.10	Form of Amendment Number 1 to Securities Purchase Agreement dated as of February 28, 2006.	Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2008 (File No. 000-50995).
10.11
Credit and Security Agreement between uBid.com Holdings, Inc., uBid, Inc. and Wells Fargo Bank, National Association acting through Wells Fargo Business Credit dated May 9, 2006 and Revolving Note in the amount of $25,000,000 issued on May 9, 2006 by uBid, Inc and uBid.com Holdings, Inc. payable to Wells Fargo Bank, National Association.
Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2006 (File No. 000-50995).
16.1	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
16.2	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2006 (File No. 333-131733).
21.1	List of Subsidiaries.	Filed herewith
31.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of the Vice President, Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.2	Certification of the Vice President, Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith